Form 20-F
period 2011-07-31
Rampart Detection Systems Ltd.
filed 2012-05-10
CIK 1517247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

 or

□ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED _____________________

or

□ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

or

□ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT:

FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 333-175300

RAMPART DETECTION SYSTEMS, LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Jurisdiction of incorporation or organization)

22242 48th Avenue, Suite 203
Murrayville, British Columbia, Canada V6E 3V7
(604) 533-5533
(Address of principal executive offices)

L. Andrew Schwab
Chief Executive Officer
Rampart Detection Systems, Ltd.

22242 48th Street, Suite 203
Murrayville, British Columbia, Canada V6E 3V7
(604) 533-5533
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Christopher H. Dieterich, Esq.
Dieterich & Associates, LP
11835 West Olympic Blvd., Suite 1235E
Los Angeles, California 90064
(310) 312-6888

SECURITIES REGISTERED OR TO BE REGISTERED

PURSUANT TO SECTION 12(b) OF THE ACT:

Common Stock

SECURITIES REGISTERED OR TO BE REGISTERED

PURSUANT TO SECTION 12(G) OF THE ACT:

n/a

SECURITIES REGISTERED OR TO BE REGISTERED

PURSUANT TO SECTION 12(b) OF THE ACT:

n/a

SECURITIES REGISTERED OR TO BE REGISTERED

PURSUANT TO SECTION 15(d) OF THE ACT:

n/a

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  47,750,997 shares of common stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes □  No [x]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d0 of the Securities Exchange Act of 1934.  Yes □  No □

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes □  No [x]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes □  No [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

□ Large Accelerated Filer

□ Accelerated filer

[x] Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

U.S. GAAP [x]

International Financial Reporting Standards as issued by the International Accounting Standards Board □

Other □

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes □  No [x]

TABLE OF CONTENTS

Item 1.  Identity of Directors, Senior Management and Advisers

7

Item 2.  Offer Statistics and Expected Timetable

7

Item 3.  Key Information

7

A.

 Selected Financial Data

B.

 Risk Factors

8-12

Item 4.  Information on the Company

12

A.

 History and Development of the Company

12-13

B.

 Business Overview

13-24

Item 4A.  Unresolved Staff Comments

24

Item 5.  Operating and Financial Review and Prospects                                                        24-27

Item 6.  Directors, Senior Management and Employees

27

A.

 Directors and Senior Management

27-29

B.

 Compensation

30

C.

 Board Practices

30

D.

 Employees

30

E.

 Share Ownership

31

Item 7.  Major Shareholders and Related Party Transactions

31

A.

Major Shareholders

32

B.

Related Party Transactions

32

C.

Interests of Experts and Counsel

32

Item 8.  Financial Information

32

A.

Consolidated Statements and Other Financial Information

32

B.

Significant Changes

32

Item 9.  The Offer and Listing

33

A.

Offer and Listing Details

33

B.

Plan of Distribution

33

C.

Markets

33

D.

Selling Shareholders

33

E.

Dilution

33

F.

Expense of the Issue

33

Item 10.  Additional Information

33

A.

Share Capital

33-35

B.

Memorandum and Articles of Incorporation

35

C.

Material Contracts

35

D.

Exchange Controls

35

E.

Taxation

35

F.

Dividends and Paying Agents

36

G.

Statement by Experts

36

H.

Documents on Display

36

I.

Subsidiary Information

36

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

36

Item 12.  Description of Securities Other than Equity Securities

37

A.

Debt Securities

37

B.

Warrants and Rights

37

C.

Other Securities

37

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

37

Item 14.  Proceeds

37

Item 15.  Controls and Procedures

37

Item 16.  [Reserved]

37

Item 16A.  Audit Committee Financial Expert

37-38

Item 16B.  Code of Ethics

38

Item 16C.  Principal Accountant Fees and Services

38

Item 16D.  Exemptions from the Listing Standards for Audit Committees

38

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

38

Item 16F.  Change in Registrants Certifying Accountant

38

Item 16G.  Corporate Governance

39

Item 16H.  Mine Safety Disclosure

39

PART III

Item 17.  Financial Statements

39

Item 18.  Financial Statements

39-40

Item 19.  Exhibits

40-41

____________________________________________________________________________________________________________________________

Part I

In this Report, “Rampart,” the “Company,” “we,” “us” and “our” refers to Rampart Detection Systems, LDF and its subsidiaries.

In this Report, all dollar amounts are expressed in United States dollars, except where we state otherwise.  All references to “U.S.$” or “$” are to U.S. dollars and all references to “C$” are to Canadian dollars.  Unless we indicate otherwise, any reference in this Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended July 31, 2011.  During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$0.9887.

Unless we indicate otherwise, all information in this Report is stated as of January 31, 2012..

Forward-Looking Statements

Some of the statements contained or incorporated by reference in this prospectus are "forward-looking statements". These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements are sometimes identified by language such as "believe," "may," "could," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "appear," "future," "likely," "probably," "suggest," "goal," "potential" and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include, but are not limited to, those noted under the caption "Risk Factors" beginning on page 8 of this prospectus. Readers should carefully review this information as well the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

FORWARD-LOOKING STATEMENTS

Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

This prospectus contains forward-looking statements as that term is used in federal securities laws, about our financial condition, results of operations and business that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. These statements include, among others:

●

statements concerning the benefits that we expect will result from our business activities and certain transactions that we have completed, such as increased revenues, decreased expenses and avoided expenses and expenditures; and

●	statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These statements may be made expressly in this document or with documents that we will file with the SEC. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions used in this prospectus. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution you not to put undue reliance on these statements, which speak only as of the date of this Prospectus. Further, the information contained in this prospectus is a statement of our present intention and is based on present facts and assumptions and may change at any time and without notice based on changes in such facts or assumptions.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.  The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the offering made in this prospectus.

Item 1.

Identity of Directors, Senior Management and Advisers

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer.  The Board of Directors elects our executive officers annually.  Our directors serve one-year terms or until their successors are elected and accept their positions.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  There are no family relationships or understandings between any of the directors and executive officers.  In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Name of Director or Executive Officer	Age	Current Position and Office	Date Position Started& Term of Office
Michael McClain	57	Director	January 9, 2009 Annual
Milton Datsopoulos	70	Director	January 9, 2009 Annual
Paul McClory	70	President of subsidiary, Director of subsidiary	January 9, 2009 Annual
Kenneth Swaisland	66	Chairman, Principal Financial Officer	January 9, 2009Annual
L. Andrew Schwab	60	Chief Executive Officer, President, Secretary, Director	March 31, 2011 Annual
David Crawford	58	Former President of Company, current President of Subsidiary (Reconnaissance)	February 10 to March 31, 2011

Item 2.

Offer Statistics and Expected Timetable

Not Applicable, as no money is being raised in this registration.

Item 3.

Key Information

A.

Selected Financial Data

You should read the following selected financial data together with Item 5, “Operating and Financial Review and Prospects,” the Consolidated Financial Statements in Item 18 and other information in this Report.  The selected financial data is derived from the Consolidated Financial Statements for the years presented below.

Summary Financial Data

Because this is only a summary of our financial information, it does not contain all of the financial information that may be important to you. Therefore, you should carefully read all of the information in this prospectus and any prospectus supplement, including the financial statements and their explanatory notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," before making a decision to invest in our common stock. The information contained in the following summary is derived from our financial statements for the years ended July 31, 2011 and 2010.

SUMMARY FINANCIAL INFORMATION

Balance Sheet

	July 31, 2011	July 31, 2010
	(Audited)	(Audited)

Cash in Bank	$490,909	$691,157
Total Assets	736,526	760,606
Total Liabilities	693,271	1,419,104
Total Stockholders’ Equity (Deficiency)	43,255	(658,498)

Statement of Operations

	Year Ended July 31, 2011	Year Ended July 31, 2010

Net Loss from Operations	$(1,561,399)	$(949,844)
Net Loss	(1,849,420)	(989,972)

Risk Factors

We were incorporated on January 9, 2009 and have a limited operating history. There is no basis upon which you can evaluate our proposed business and prospects and to date we have been involved primarily in organizational and research activities.

·

There is no way to evaluate the likelihood of whether we will be able to operate our proposed business successfully.

·

If our business fails to develop in the manner we have anticipated, you will lose your investment in the shares.

·

If our business develops, management may be unable to effectively or efficiently operate our business unless we are able to employ sufficient and trained professional personnel to assist us in the operation of our business, in which event, you will lose your investment in the shares.

We are a newly-formed company and, as such, we may encounter extraordinary risks and unforeseen problems.

·

As we have not yet commenced production or sales of our products, our prospects for success must be considered in the light of the extraordinary risks, unforeseen expenses and problems that newly-formed companies normally encounter.

·

The creation, execution and maintenance of our plans for our business operation are based solely upon the opinion of our management and they may not have adequately anticipated unforeseen expenses and other problems that newly formed companies normally encounter.  If we have failed to adequately address business commencement risks, our business will not develop or grow, and you will lose your investment in the shares.

·

New companies, such as ours, are traditionally subject to high rates of failure.

·

New companies, such as ours, can be expected to encounter unanticipated problems relating to additional costs and expenses that may exceed current estimates.

As a newly formed company, we will be required to implement our proposed business, and if we are unable to do so, you will lose your investment in the shares.

·

The likelihood of success must be considered in the light of problems, expenses, difficulties, complications and delays encountered in connection with the planned design and development of our products.

·

We can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations.

·

If we are unsuccessful in implementing our plans or those plans prove unsuccessful our business will likely fail and you will lose your entire investment in the shares.

As a newly formed company, we will be required to anticipate and handle potential growth and we may not be able to do so in which event you will lose your investment in the shares.

·

If our business model and products prove successful, our potential for growth will place a significant strain on our technical, financial and managerial resources.  We may have to implement new operational and financial systems and procedures, and controls to expand, train and manage employees and to coordinate our technical and accounting staffs, and if we fail to do so you will lose your investment in the shares.

Because of the limited capital available to us for the foreseeable future, we may not have sufficient capital to fully implement our business plan.

We are obligated to pay our operating expenses as they arise, including required annual fees of $100 to British Columbia and $125 to the State of Nevada. We will also incur legal and accounting expenses to comply with our reporting obligations to the SEC. If we fail to pay any of the foregoing, we may be forced to cease our reporting obligations and possibly business operations unless terms are renegotiated.

As of December 31, 2011, we had approximately $583,000 in cash; $115,000 in sales tax refund due, and approximately $45,000 in accounts receivable, for a total available cash position of approximately $743,000. This amount excludes approximately $107,000 in deferred management and bonus payments and approximately $ 96,000  due in management fees (but deferred) to an officer of the company’s UK subsidiary, as well as certain nominal accounts payable.  Total projected monthly expense is approximately $90,000 per month, during 2012, and is exclusive of certain deferred management costs and bonuses.  Based on these projected monthly expenses which we believe are required to bring the company to operating cash flow, the cash-on-hand and due would be only adequate for up to 6 months of company operation.

We anticipated that with the pending conclusion of the company’s first phase of research and development, the company’s BeltGard conveyor belt inspection system; the EMRAC power loss and theft detection system and the threat detection portal could shortly be ready for demonstration and marketing.  These events are anticipated to assist the company in the raising of working capital through private equity placement or private loans; will reduce the demand for the raising of capital through the production of positive cash flow and reduce those amounts historically spent on research and development activities, although none of this can be guaranteed.

If we need to raise additional funds, the funds may not be available when we need them.  We may be required to provide rights senior to the rights of our shareholders in order to attract additional funds and if we use equity securities to raise additional funds dilution to our shareholders will occur.

To the extent that we require additional funds, we cannot assure you that additional financing will be available when needed on favorable terms or at all, and if the funds are not available when we need them, we may be forced to terminate our business.

If additional funds are raised through the issuance of equity securities, the percentage ownership of our existing stockholders will be reduced; and those equity securities issued to raise additional funds may have rights, preferences or privileges senior to those of the rights of the holders of our common stock.

Additional working capital could be required beyond the projected amount should the company be required to accelerate product development in order to meet unanticipated market demand and / or should the company decide to expand its research and development program.

Most, if not all, of our competition will be from larger, more well-established and better financed companies, and if we are unable to successfully compete with other companies our business will fail.

·

If we are able to implement our business operations, substantially all of our competitors will have greater financial resources, technical expertise and managerial capabilities than we do.

·

If we are unable to overcome such competitive disadvantages, we will be forced to cease our business operations.

We currently have no employees other than our Officers, full-time contractors and Directors, some of whom serve on a part-time basis, and we do not always pay them cash compensation.  If they were to leave our employ, our business could fail.

Because our ability to engage in business is dependent upon, among other things, the personal efforts, abilities and business relationships of our Officers and Directors, if they were to terminate employment with us or become unable to provide such services before a qualified successor, if any, could be found, our business could suffer.

Our current Directors do not provide full time services to us.  Company directors receive no direct financial compensation, other than the issuance of options, as described elsewhere in this document.  Officers are compensated as detailed in the compensation chart. The officers work full-time for the Corporation while the directors apply themselves on an as-needed basis. The company officers and directors have significant professional and business backgrounds which are of value to the Corporation and which are described in the Management section. The company retains full-time contractors in lieu of direct employees for much of its business activity. This practice has no negative impact on the company’s capability to research and develop products and establish business relationships. We anticipate that many of the current full-time contractors will become full-time employees by year-end as the products are delivered to the marketplace.

One of the officers, Mr. Swaisland, has a direct benefit by way of additional compensation if equity or debt is raised by the Company during his tenure as principal financial officer, which may create additional risk because of these incentives to cause those investments to occur to increase that tied compensation.  The arrangement is detailed in Executive Compensation and in Note 9 to the financial statements.

Mr. Schwab will receive higher monthly payments than in previous years if the Company becomes publicly traded, because pre-agreed equity funding levels have already been reached.

We do not maintain "key person" insurance on our Officers and Directors, and if any of them were to die or become disabled, we do not have any insurance benefits to defer the costs of seeking replacements.

Market factors are out of our control.  As a result, we may not be able to market any of our products which may be developed.

·

The detection industry, in general, is intensively competitive, and we are unable to provide any assurance that a ready market will exist for the sale of our products.  The detection industry is generally composed of companies specifically involved in the non-destructive testing of industrial components or the production and application of specialized sensing systems. In both cases companies tend to be large and well established in their particular field of expertise. We believe it is unusual for a new start-up company to attempt to enter this highly competitive market where long-term business relationships generally form the basis of business activity.  Government regulations generally establish the parameters to be met for non-destructive testing as well as specific sensing applications. There is no assurance that we can develop and apply our technology to meet those government regulations

·

Numerous factors beyond our control may affect the marketability of any products developed.  These factors include market fluctuations and government regulations, including regulations relating to prices and taxes.

·

The exact effect of these factors cannot be accurately predicted, but the impact of any one or a combination thereof may result in our inability to generate any revenue, in which event you will lose your entire investment in the shares.

Risks Related to Our Common Stock

We are not listed or quoted on any exchange and we may never obtain such a listing or quotation.

·

There may never be a market for stock and stock held by our shareholders may have little or no value.  There is presently no public market in our shares. While we intend to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities, we cannot guarantee that such sponsorship will be approved and our stock listed and quoted for sale. Even if our shares are quoted for sale, buyers may be insufficient in numbers to allow for a robust market, and it may prove impossible to sell your shares.

·

Even if we obtain a listing on an exchange and a market for our shares develops, sales of a substantial number of shares of our common stock into the public market by certain stockholders may result in significant downward pressures on the price of our common stock and could affect your ability to realize the then-current trading price of our common stock.

The trading price of our common stock may fluctuate significantly and stockholders may have difficulty reselling their shares.

·

Currently, we have outstanding a total 47,822,727 shares of common stock. Additional issuances of equity securities may result in dilution to our existing stockholders. Our Articles of Incorporation authorize the issuance of an unlimited number of shares of common stock.

Our common stock is subject to the "penny stock" rules of the SEC.

·

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities may be limited, which could make transactions in our stock cumbersome and may reduce the value of an investment in our stock.

·

Because our stock is not traded on a stock exchange or on the NASDAQ National Market or the NASDAQ Small Cap Market and because the market price of the common stock may be less than $5.00 per share, the common stock is classified as a "penny stock.”  The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

·

That a broker or dealer approve a person's account for transactions in penny stocks; and

·

The broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

·

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and:

·

·

Make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which:

Sets forth the basis on which the broker or dealer made the suitability determination; and;

That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

·

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

A decline in the future price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

Even if we are able to successfully list our stock for trading on the OTC Bulletin Board, we can have no assurances that a market will ever develop and if a market does develop we will have no control over the market price of our common stock. Any market price that does develop is likely to be highly volatile. Factors, including regulatory matters, concerns about our financial condition, operating results, litigation, government regulation, developments or disputes relating to current or future agreements or title to our claims may have a significant impact on the market price of our stock, causing the market price to decline. In addition, potential dilutive effects of future sales of shares of common stock by shareholders and by us could also have an adverse effect on the price of our securities.  Such a decline would seriously hinder our ability to raise additional capital and prevent us from fully implementing our business plan and operations.

68.01% of our shares of Common Stock are controlled by Principal Stockholders and Management.

68.01% of our Common Stock is controlled by 6 stockholders of record. This figure includes stock controlled by directors and officers (20,184,265 shares) who are the beneficial owners of about 42.21% of our Common Stock. Such ownership by the Company's principal shareholders, executive officers and directors may have the effect of delaying, defending, preventing or facilitating a sale of the Company or a business combination with a third party.

Even taking into account the limitations of Rule 144, the future sales of restricted shares could have a depressive effect on the market price of the Company’s securities in any market which may develop.

The 47,822,727 shares of Common Stock presently issued and outstanding, as of the date hereof, are “restricted securities” as that term is defined under the Securities Act of 1933, as amended, (the “Securities Act”) and in the future may be sold in compliance with Rule 144 of the Securities Act, or pursuant to a Registration Statement filed under the Securities Act. Rule 144 provides, in essence, that a person, who has not been an affiliate of the issuer for the past 90 days and has held restricted securities for six months of an issuer that has been reporting for a period of at least 90 days, may sell those securities so long as the Company is current in its reporting obligations.  After one year, non-affiliates are permitted to sell their restricted securities freely without being subject to any other Rule 144 condition.  Rule 144 also provides that an affiliate of a reporting issuer who has beneficially owned the issuer’s  restricted ordinary shares for at least six months is entitled to sell within any three-month  period a number of the shares that does not exceed the greater of either of the following  (i) 1% of the number of the issuer’s ordinary shares then outstanding; and (ii) the average  weekly trading volume of the issuer’s ordinary shares during the four calendar weeks  preceding the filing of a notice on Form 144 with respect to the sale.  These sales are also limited by the manner of sale, notice and current public information about the issuer provisions of Rule 144. Following the 1% rule as outlined above, each shareholder could sell approximately 478,227 shares during any ninety-day (90 day) period after the registration statement becomes effective. Sales under Rule 144 may have a depressive effect on the market price of our securities in any market, which may develop for such shares.  The Company has a series of Lock-up agreements with 38 of its shareholders, covering 39,385,000 shares, pursuant to which the respective shareholders have agreed to hold their shares for a minimum of 24 months following the initial listing of these shares on any trading market, unless all shares subject to the Lock-up agreements are allowed to trade, or a portion of them, by a committee established by the Company, with all shares subject to Lock-up treated in a pro-rata manner should any amount be released from the restrictions prior to the lapse of the two-year period.

If shareholders sell a large number of shares all at once or in blocks, the value of our shares would most likely decline.

The Company had 39,985,000 shares of Common Stock outstanding as of January 31, 2011, and 47,750,997 outstanding as of July 31, 2011, all of which will eventually become freely tradable, subject to compliance with certain exemptions allowing restricted securities to have their legend removed. The availability for sale of a large amount of shares may depress the market price for our Common Stock and impair our ability to raise additional capital through the public sale of Common Stock. The Company has no arrangement with any of the holders of our shares to address the possible effect on the price of the Company's Common Stock of the sale by them of their shares.  A large number of the outstanding shares are subject to Lock-up agreements executed between the Company and the shareholder, preventing the shareholder from selling the shares, in general, prior to two years from the date they acquired them.  This agreement is attached as Exhibit 4.3 to the original filing.

Our auditors have expressed substantial doubt about our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that we will continue as a going concern. As discussed in Note 1 to the financial statements, we were incorporated on January 9, 2009, and we do not have a history of earnings, and as a result, our auditors have expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt financings or generate profitable operations. Such financings may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Item 4.

Information on the Company

A. History and Development of the Company

Rampart Detection Systems, Ltd.

Depending upon the context, the terms "Rampart Detection", “Rampart”, "Company," "we," "our" and "us," refers to either Rampart Detection Systems, Ltd. alone, or Rampart Detection Systems, Ltd. and its subsidiaries collectively.

Organizational History and Development of the Company

The parent company, Rampart Detection Systems, Ltd., was formed in British Columbia in January of 2009, and obtained, by license and patent application assignments, rights to use of the electromagnetic detection technology (the “Technology”) from the inventor and patent holder.  Thereafter, Rampart Detection Systems expanded its operations into the United States, and sub-licensed a Nevada corporation, Rampart Reconnaissance, Inc., for all applications of the technologies, but only in the US territory.  Applications outside of the United States would remain with the parent company.  During April, 2010, the parent company essentially acquired complete control and ownership of Rampart Reconnaissance through several exchanges of common stock with the then-holders of Reconnaissance shares, such that Rampart Detection today owns 100% of the common stock of Rampart Reconnaissance (the Nevada subsidiary).

Rampart Reconnaissance, as owner of the sublicense for all activities in the United States, in turn sub-licensed a separate Nevada corporation, Rampart Defense, Inc., and granted to that entity exclusive US rights to the technology as it applies to Military use in the United States, and a non-exclusive use in territories around the world where the US Military is active.  Rampart Reconnaissance owns approximately 81% of Rampart Defense.

During 2010, Reconnaissance also issued a separate and exclusive license to Rampart Environmental Solutions, Inc., a Nevada corporation formed for the purpose of exploiting newly developed technology for the electro-magnetic crimping of gas and oil pipes, and owns approximately 69% of the entity.

In Europe, Rampart Detection Systems (Parent) entered into a sublicense agreement with a UK corporation, Rampart Industries Limited for development of all applications of the Technology within the United Kingdom, Europe, Africa and the Middle East, save only Israel, owning approximately 78% of the equity interests of that entity.

Rampart Detection also owns 70% of Rampart Defence, Ltd., a British Columbia corporation, which has rights to develop and exploit the Technology, for Canadian military purposes only.

The Company commenced operations on January 9, 2009 and as of July 31, 2010 has an accumulated deficit of $960,538, and as of July 31, 2011, an accumulated deficit of $2,790,461.  It is currently in the development stage and has not generated any revenues in 2010 or 2011.  As indicated in the Notes to the Company’s financial statements, the ability of the Company to continue as a going concern is dependent on raising capital to fund ongoing operations and carry out its business plan and ultimately to attain profitable operations.  To date the Company has funded its initial operations primarily by way of convertible note financing and advances from related parties.   The Company currently has no employees other than its officers, directors and certain full-time contractors.

Our Principal Executive Offices

Our principal executive offices are located at 22242 48th Avenue, Suite 203, Murrayville, British Columbia, Canada. Our telephone number is (604) 533-0533 and our website address is http://www.rampart.pubco.net/s/home.asp. Information included or referred to on our website is not a part of this prospectus.

Market Data and Industry Information

We obtained the market data and industry information contained in this prospectus from internal surveys, estimates, reports and studies, as appropriate, as well as from market research, publicly available information and industry publications. Although we believe our internal surveys, estimates, reports, studies and market research, as well as industry publications are reliable, we have not independently verified such information, and as such, we do not make any representation as to its accuracy.

A.

Business Overview

This corporate goal is only made possible through Rampart's ownership of proprietary electromagnetic radiation detection technologies.  The core technology which serves as the basis of Rampart’s corporate development program is currently in industrial application, thereby the Company believes, significantly reducing development risk for expansion of the technology into other critically important fields of use.

The technology can be applied in many areas including, but not limited to, future improvements towards Security; Police; Defense; Military and Industrial applications throughout the world.

The Rampart Science

James Clerk Maxwell first formally postulated electromagnetic waves. These were subsequently confirmed by Heinrich Hertz. Maxwell derived a wave form of the electric and magnetic equations, thus uncovering the wave-like nature of electric and magnetic fields, and their symmetry. According to Maxwell's equations, a spatially varying electric field causes the magnetic field to change over time. Likewise, a spatially varying magnetic field causes changes over time in the electric field. In an electromagnetic wave, the changes induced by the electric field shift the wave in the magnetic field in one direction; the action of the magnetic field shifts the electric field in the same direction. Together, these fields form a propagating electromagnetic wave.  A quantum theory of the interaction between electromagnetic radiation and matter such as electrons is described by the theory of quantum electrodynamics.

All machinery; electronics; ferrous and non-ferrous metallic components and even living organisms either have a naturally occurring emission of electromagnetic radiation or are capable of being stimulated to generate their own unique and specific identity of radiation. The signature of that electromagnetic radiation, whether naturally occurring or artificially induced, provides valuable clues as to object composition. It represents a unique fingerprint that once detected, isolated and interpreted, offers the capability for identifying and tracking the function and/or object emitting the radiation as well as the detection of any associated anomalies. (see Tipler, Paul (2004) “Physics for Scientist and Engineers” and Jackson, John David (1999), “Classical Electodynamics.”)  That capability represents the core of the Rampart Science.

Historic Technology Challenges to the Detection of Electromagnetic Radiation

The creation of viable operating electromagnetic radiation detection systems able to take full advantage of this natural occurring phenomenon have generally failed because of two significant technical challenges:

1.

The targeted object does not generate any natural emission of electromagnetic radiation.

2.

The targeted object naturally emits a specific electromagnetic radiation signal but it is so weak that it becomes lost in the general electromagnetic noise common to the targets surroundings.

The Rampart Technology Solution

All Rampart Detection products have their developmental roots in one of the basics of Rampart’s science:  the capability to sense, analyze, classify and identify naturally occurring emissions of electromagnetic radiation.   All naturally occurring electromagnetic radiation contains specific signatures aligned with the generation source. Analysis of these emission signatures permits classification and identification of the source. Alternatively, we have the capability, in the case where no naturally occurring electromagnetic emissions can be monitored, to create an electromagnetic field that covers the target area. Distortions to this electromagnetic field resulting from the absorption and/or reflection from target objects of specific material class compositions are unique. As a result, Rampart can identify those specific material classes through the identification and classification of their specific absorption and/or reflection signatures. (see, for example, Allen Taflove and Susan C. Hagness (2005). Computational Electrodynamics: The Finite-Difference Time-Domain Method,

Rampart’s Two “Technical Pillars”

1.

The proven stand-off capability to induce, detect and interpret an electromagnetic radiation signature generated by a targeted object.

2.

The ability to detect the weakest of naturally generated electromagnetic radiation and classify it independently of all surrounding electromagnetic clutter at a meaningful distance from a mobile platform.

Rampart Products

Rampart’s Current Product Portfolio includes existing technology and applications and pending applications still in research or laboratory formulation.

Each product must go through several phases to reach the ultimate consumer market:

a)

Initial Design Stage, which is the formulation of the concept such that developers and research scientists can attempt to create a product of this description having the desired characteristics and performance parameters;

b)

Laboratory Proof of Concept, which indicates that the research teams and the persons responsible for actual construction or manufacture of the product have made a working model, which functions in laboratory conditions;

c)

Demonstration Stage, which allows for the working laboratory model to be shown to outside, or third-party viewers to demonstrate the efficacy of the product, although it remains subject to additional refinements and improvements, in part based upon results of these demonstrations and feedback from the viewers or end-users; and

d)

Deliverable Stage, which is the final rendition of the product, suitable for manufacturing by an independent third party manufacturer, and ultimate delivery to the end-user for retail usage or deployment in the actual environment of the end user or purchaser.

Rampart’s current product and product capabilities fall into two general categories – Commercial and Industrial. However, please note that to date, no products have been sold to a third-party customer for a retail profit.  Products have been delivered for testing, but no sales have taken place.

The Industrial Division

Products at the Deliverable Stage

•

Detection of faulty electrical distribution within residential and industrial areas

Demonstration Stage

•

Real Time Inspection of Steel Cord Conveyor Belts (BELTGARD)

Lab Based Proof-of-Concept

•

High Speed Inspection of Rail Lines

•

Inspection of Bridge Decks

•

Inspection of Suspension Bridge Cables

•

Inspection of Elevator Cables

•

Instantaneous Magnetic Crimping of Oil & Gas pipes in reaction to a catastrophic leak

Initial Design Stage

Rampart has concluded sufficient design work on the following technology applications to warrant their listing as potential industrial products:

•

Inspection of aluminum aircraft skins and components

•

Inspection of wire harnesses for electrical faults

•

Geophysical survey system

•

Intelligent Field Mill for atmospheric and earthquake/volcano electric field research

•

Inspection system for ship hull weld seams

•

Inspection system for oil tanks

•

Inspection system for steel cord radial tires

•

Mine Rescue Beacon

•

Alternative to Ground Penetrating Radar for subterranean exploration

The Commercial Division

Rampart products associated with this division generally fall within Police; Security; Counterterrorism and Emergency Response Markets:

At the Deliverable Stage

•

Certain Systems for Global Police Use

•

The Rampart “Brick” Mobile Computing Platform

Demonstration Stage

• Soldier-Borne Anomaly Detection System

Approaching Demonstration Stage

•

Wide Angle Hidden Contraband Detection

•

Person-Borne Hidden Contraband Detection

Initial Design Stage

The following products have completed the initial design stage and are awaiting transition to the laboratory proof of concept stage:

•

Detection of humans through the detection of heart electromagnetic emissions

•

Detection of intrusion on, around or under long span metal fencing

•

Subterranean exploration

•

Inspection of packages

•

Soft tissue anomaly imaging

Research and Development Team (Full-time Independent Contractors)

David Wiebe, Head of Engineering.  Mr. Weibe received his Diploma of Technology from the British Columbia Institute of Technology and a Certificate of Electronics from the University of Fraser Valley.  His responsibilities include designing electronic circuitry, prototyping of electronic circuits, and the design, writing and debugging of firmware and software for various microprocessors, embedded units and personal computers.  Mr. Wiebe has also taught electronics at the University of Fraser Valley.  Mr. Wiebe is the owner of Querent Technologies.

Edmund Fortin, Research Physicist. Mr. Fortin received his Bachelor of Science degree in Physics from the University of Fraser Valley.  He conducts experimental design, computer modeling and fundamental and applied research and data analysis for the Company.

Derek Lacoursiere, Research Mathematician. Mr. Lacoursiere received his Bachelor of Science degrees in Mathematics and Physics from the University of Fraser Valley.  His roles at the Company are in fundamental and applied research, software development pertaining to data analysis, and in experimental work aimed toward the expansion of Rampart’s technological portfolio.

Jeremy Wright, Electronics Technician. Mr. Wright received his Electronics Technician Certificate from the University of Fraser Valley and his duties include electronic circuit assembly, electronic circuit testing and debugging as well as software writing.

Research Advisors

Mr. D. Blum, Chief Research Advisor.  Mr. Blum is responsible for over fifty patents in his name and the Company considers him to be the definitive inventor of the Company’s technology.  The Company is aware that Mr. Blum, over 30 years ago, had charges issued against him with respect to issuance of checks against insufficient funds, all which have been cured and are irrelevant to his ability to complete his duties.  For the past twenty years, Mr. Blum has directed his knowledge and technical experience with electrodynamics and electromagnetic towards the creation of practical and applicable technologies, one of which was the Belt C.A.T. steel-cord conveyor belt inspection system which has become the working standard throughout the mining and bulk handling industries.  In his role as Chief Research Advisor, Mr. Blum is responsible for establishing research and development priorities and the coordination thereof, as well as ensuring that the Rampart Research Team initiates, manages and successfully concludes specific corporate research objectives.

Current Patent Information

The continual building of Rampart’s Intellectual Property portfolio includes inherent copyright on firmware, software, circuit designs and layouts. It also includes the patent process and this is pursued in the following manner on a root technology by root technology basis:

1.

The filing of a US provisional patent application. This filing provides Rampart with a worldwide priority date, and gives us 12 months from the date thereof to file a full utility application in the US and an international PCT application as well. As a side note, we tend as a rule to draft these provisional patent applications in the form of a full utility application, which stands Rampart in good stead when such full utility is eventually filed;

2.

Within 12 months of the above, the filing of a full US utility application claiming the benefit of the priority date granted by the preceding US provisional patent application;

3.

In simultaneity with the above 2, the filing of an international PCT application (designating all those PCT jurisdictions we desire to seek protection in) claiming the benefit of the priority date granted by the preceding US provisional patent application.

Rampart Detection Systems, Ltd. Patent Portfolio Development Status
Title	Type	Serial No.	Filing Date	Status
“Electric Field Signature Detection Using Exciter-Sensor Arrays”	Utility	13/100,732	May 4, 2011	Filed, patent pending
“Electric Field Signature Detection Using Exciter-Sensor Arrays”	PCT	PCT/US11/35275	May 4, 2011	Filed, patent pending
(EMRAC) “Transverse Electromagnetic Gradiometer”	Provisional	61/485,997	May 13, 2011	In effect for 12 months
(ELFIS) “Electrical Low Frequency Impedance Sensing”	Provisional			Preparing to file a provisional patent application
(BeltGard) “Method and Apparatus for the Electrodynamic Inspection of Ferromagnetic Cables”	Provisional	61/511,010	June 2, 2011	In effect for 12 months
(MineSafety) “Apparatus for Emergency Electrodynamic Capping of Pipes and Wells”	Utility	13/152,250	June 2, 2011	Claims priority over two previous provisional applications
(MineSafety) “Apparatus for Emergency Electrodynamic Capping of Pipes and Wells”	PCT	PCT/US11/39131	June 3, 2011	Claims priority over two previous provisional applications and 13/152,250

Selected Rampart Sample Product Profiles

The High-Speed Inspection of Steel Cord Conveyor Belts

Development Status:  Demonstration Stage

Fifteen years ago, Rampart’s Chief Research Advisor invented the patented and revolutionary BELT CAT steel cord conveyor belt inspection system. That original system established a new method of operation within the industry. It permitted operators to detect and evaluate conveyor belt flaws ahead of costly breakdowns which could threaten to close down total production operations. The system has been successfully deployed at 100’s of the world’s largest mine sites for the past decade or more.  The BELT CAT product is not owned or distributed by the Company.

Current competitive market:

The original BELT CAT patent portfolio is due to expire. Numerous companies worldwide have attempted to offer competitive conveyor belt inspection systems. They do not appear to meet the operating standards of the BELT CAT system.  That situation could change upon the expiration of the BELT CAT patents as the system’s underlying technology advantages enter the public domain.   In anticipation of this occurrence, Rampart has designed a new conveyor belt inspection system that is separately patentable (filed in June, 2011), technologically distinct and, because it is patent-pending, state of the art: The BELTGARD System.  Rampart believes that the novel features of the BELTGARD Inspection System will permit the company to assume a global leadership role in steel cord conveyor belt inspection.  Unlike the original licensee of the BELT CAT system, who only offered an inspection service, Rampart intends to sell, install and manage permanent onsite BELTGARD Systems.  Rampart has identified over 2000 potential customers who could use 3-4 BELTGARD Inspection Systems per location, and believes it has an excellent chance at converting those potential customers into actual customers.  No sales have occurred as yet.

The High-Speed Inspection of Rail Lines

Development Status: Laboratory Proof of Concept

Current rail line inspections are generally based on the use of a mix of sensing techniques such as Ultrasound, Eddy Current and Radiography.   Unfortunately, conventional rail line inspection is limited to a maximum speed of less than 70 kph and generally requires the mounting of extensive equipment on an independent, rail-mounted conveyance.   These conventional systems are prone to missing rail line flaws; require a number of technically-competent support personnel and are expensive to operate and maintain.

Rampart’s research department has outlined a rail line inspection system capable of being permanently mounted directly on a train’s locomotive with the capability to detect and evaluate the majority of flaws commonly occurring on and in rail lines and their integral components.  If the technology is developed as the research indicates, this system should have the ability to accomplish this in real time, at high train speeds of up to 550 kph.  Such a real-time capability would permit the global railway industry to establish modern and cost effective Rail Defect Management Systems capable of internal operation and management without the costs and inefficiencies often encountered with contracted rail line inspections.  No sales have yet occurred.

Magnetic Crimping System

Development Status: Laboratory Proof of Concept

In direct response to the environmental catastrophe caused by the deep water BP oil pipe rupture in the Gulf of Mexico, Rampart Detection Systems Ltd. (Rampart) developed a proprietary system capable of automatically reacting to such an event by permanently crimping the oil or gas pipe and preventing the runaway flow of oil or gas. The BP oil pipe failure vividly illustrated the potential for failure of conventional failsafe systems designed to prevent such occurrences.

Rampart believes that its proposed Magnetic Crimping Technology, using magnetic forces, could become the basis of the ultimate failsafe system to be incorporated in all existing and future oil and gas drilling; pipeline and storage operations. Rampart’s technology, which has already been demonstrated in the lab, is grounded in the proven physics of Classical Electrodynamics. Rampart’s research and development team has modified generic scientific principles to provide a novel and patent-pending (filed June, 2011) application capable of instantaneous response in the event of a catastrophic failure within marine and land-based oil and gas drilling platforms, related pipelines and containment infrastructure. The Rampart system can be applied in two functions:

(1) New Installations

Rampart has designed a specially engineered and constructed section of wellbore casing which is installed just before the wellhead or, alternatively, a modular unit designed to replace the conventional Blow Out Preventer which can be fitted at the wellhead itself. Both unit designs contain magnetic field generating coils; electric current injection zones and crimp force interaction zones.  The requisite electrical power for both the magnetic field and current injection is designed to be provided by dense pulsed power sources such as superconducting magnetic energy storage systems, electromechanical flywheel generators or explosively pumped generators.

(2) Retrofit of Existing Installations

For the sealing of wellbores or pipes that have not been pre-equipped with Rampart’s proprietary Magnetic Crimping System, a special portable clamp-on version can be deployed and installed onto an existing wellhead infrastructure or a leaking pipe. Once the Rampart System is activated all further leakage will be terminated at the pipe crimp. Laboratory demonstrations have already shown that crimping of small pipes can be accomplished with today’s existing mechanical structures, with more applied research necessary to increase the application to pipe sizes found in actual deployment in the oil industry.

This product is still in the “proof of concept” stage, so no sales discussions have resulted, nor have any sales been made.

Mine Rescue Beacon

Development Status: Initial Design Stage

Rampart’s Research and Development Team has determined that EMRAC can serve as the receiver platform for an innovative and novel Mine Rescue Beacon system capable of transmitting a wireless signal through more than 2500 feet of bedrock. Conventional mine emergency communications systems are incapable of such a wireless transmission range. Rampart Rescue Beacons would be located within the emergency shelters / mine rescue chambers / muster stations generally located throughout the subterranean mining area. In the event of an emergency, a miner would engage an activation lever on the Rescue Beacon. The resulting transmitted signal will clearly identify the location of the miner(s), as well as confirm the presence of survivors to potential rescuers, much like the Emergency Locator Transponder that commercial aircraft carry and deploy as necessary. This product is still in the early design phase and no demonstration units have been shown to third parties, nor have any sales been made.

As was illustrated in the recent Chilean mine disaster, rescue teams can generally only guess at the location and possibility of survivors.

Soft Tissue Anomaly Imaging

Development Status:  Initial Design Stage

The Development Team has ascertained that because of developments in non-contact electrodynamic sensing and the pseudo-imaging of both conductive and non-conductive (dielectric) materials and composite objects embodying the same, specifically in the areas of person-borne contraband / IED screening and detection, Rampart can apply these technologies and techniques to the development of an augmentative//alternative pre-screening adjunct to detection of soft tissue anomalies, such as utilized in current breast cancer detection methods.

Rampart’s innovation could offer medium-resolution soft-tissue imaging at high-speed throughput, with reasonable false-positive and false-negative rates.  Utilizing an electrodynamic bulk volume interrogation method that is completely different from current techniques, and employing novel polytomographic reconstruction methods and algorithms (due to the nature of the novel sensing method), soft-tissue, particularly female breast tissue, may be scanned and examined for the direct presence of volume-borne tumors and anomalies.  We are now entering the preliminary research phase towards adaptation of this electrodynamic technique towards potential medical applications.  Again, this is a ‘design stage’ product, so no sales have been made.

If successful, the key advantages to this approach are:  no ionizing radiation employed  (X-ray or CT); no breast compression needed (as in X-ray); no galvanic (electrical) contact is used (as in EIT); and no liquid interfacial is necessary (as in FIR optical).  In essence, this technical innovation would permit screening without the use of radiation or the acute discomfort currently common to standard mammographies.

Geophysical Survey System

Development Status: Initial Design Stage

As a direct result of recent research and development in the areas of covert tunnel detection, Rampart has concluded the initial design calculations on what promises to be a completely new and innovative replacement for Ground Penetrating Radar (GPR). If fully developed, Rampart’s novel “Ground Penetrator” could eventually represent a technology shift in man’s capability to visually penetrate the earth’s surface, to greater depths, for the detection and identification of targeted anomalies such as forensic evidence; mineral and water deposits; architectural remains and geophysical functions.  The current physical limitations of standard GPR include highly complex functioning and data processing needs; restrictions on the mobility of use; electrical power restraints and limited vectoring and depth capabilities.  All of these problems have the potential of being eliminated by use of “Rampart’s Ground Penetrator.”  Development of this new Rampart exploration system could have global significance in the seeking of water and mineral deposits in developing countries, although no sales have yet been made.

Electrical Utility Applications

Development Status: Deliverable Stage

Rampart’s proprietary EMRAC (Electromagnetic Radiation Analyzer and Classifier) technology can be used by electrical utilities to detect and analyze all the various electromagnetic harmonic signatures re-radiated from power utility distribution transformers (i.e., reflected back from various non-linear loads in residential, commercial and industrial settings.)

Additionally, EMRAC can detect and analyze the electromagnetic signatures indicative of unsafe power feeds (excessive net or neutral currents), faulty streetlight ballasts and leaky distribution transformers.

Capabilities include:

•

Detection of power theft

•

Detection of excessive/unsafe power consumption

•

Detection of excessive/unsafe net currents

•

Net current mapping

•

Detection of excessive/unsafe neutral currents

•

Neutral current mapping

•

Detection of buried HV feeders

•

Detection of buried LV feeders

•

Transformer feed-point tracing

•

Power quality assessment

This product has been delivered to potential customers for testing but no official sales have yet resulted.

The “Brick” Computer

Development Status: Deliverable Stage

Rampart’s electro-dynamic sensing and signal processing systems are wholly dependent upon the use of computers. After investigating the available vehicular, marine and military processing platforms, Rampart’s research team elected to design and build a “rugged” mobile processing platform that provides the necessary software execution capability, power consumption, storage capacity and physical size. The result is the “Brick” mobile processing platform.

Although initially designed and configured as part of Rampart’s proprietary EMRAC System, (Electromagnetic Radiation Analyzer and Classifier) the “Brick” computer has the immediate potential to become Rampart’s first retail product with applications in police; security; defense and the general consumer market where there is currently a substantial void in mobile processing platforms offering the inherent operating characteristics of the “Brick”.

Although Rampart has determined that its mobile processing platform can be utilized in various industry applications and application areas, which include: (1) Man-borne signal processing; (2) Vehicle, marine or aircraft-borne Signal Processing; (3) Police, public safety and military; (4) General high-speed and deep data acquisition; (5) Mobile music recording; (6) Mobile video recording; and (7) Rugged media/data vault and server.

This product's salient features include:

• Configurable with i5 or i7 (non-mobile) cores for maximum computing power

• Smallest possible form factor

• Completely passively cooled

• No moving components (no fans or HDD’s)

• Rugged (rated IP65)

• -30C to +50C ambient temperature range

• 10VDC to 28VDC at 155W power consumption (with <7V start ride through)

• Intelligent power sequencing on ignition startup and shutdown

• Runs applications autonomously

• Massive I/O count

No sales have been recorded as yet.

Continuing Business Overview:

As the Company is still in the development mode on all of its products, and has not, as yet, sold any products at retail, the descriptions provided above of the status of the main product lines is accurate as of this date.  The Company anticipates product sales in the current fiscal year, at which time sources of raw materials, principal competitive markets and levels of revenues can be determined and described.  To the Company’s knowledge, there would seem to be no seasonality to the markets that the Company’s products target, and no shortages of raw materials or over-dependence on any supplier of materials has yet been identified.  All products are based upon readily-available materials and fabrication techniques.  Marketing channels are currently being explored, but no external contracts have been signed with any distributors or marketing companies.

The Company’s products are all predicated upon the electro-magnetic technologies which are the subjects of the various patents described above, and patents currently being applied for, and to that extent, the product line is dependent upon the partial or total exclusivity that intellectual property protection, such as patents, will provide.  Government regulations, other than the patent statutes, are not of direct impact upon the Company, but some of the security implementations, such as those at airports and other points of entry to countries, have created potential markets for the Company’s detection-oriented products.

A.

RAMPART Overall Organizational Structure

North American Corporate Flow Chart

(Operating Entities Only)

Rampart Detection Systems Ltd.

A British Columbian Corporation

Exclusive Global Rights Holder for certain proprietary

Electrodynamic Detection Technologies (The Technologies)

Rampart Reconnaissance Inc.

Wholly owned, Nevada incorporated, subsidiary of Rampart Detection Systems Ltd.
Holds the exclusive US rights to all uses of The Technologies

                                                 (owns 100% of Rampart Environmental Solutions, Inc.)

Rampart Defense Inc.

A private Nevada controlled subsidiary corporation.
Granted the exclusive US rights to The Technologies as they apply to Military use in the US and the non-exclusive rights as they apply to territories where US military forces are active.

European Corporate Flow Chart

(Operating Entities Only)

Rampart Detection Systems Ltd.

A British Columbian Corporation

Exclusive Global Rights Holder for certain proprietary

Electrodynamic Detection Technologies (The Technologies)

Rampart Industries Ltd.

A private UK incorporated company. Exclusive sub-licensee for all applications of The Technologies within the UK; Europe; Africa & the Middle East with the exception of Israel. Currently approx. 80% held by the master licensor,

Rampart Detection Systems Ltd, and approx. 20% by its Executive.

Organization Summary.  The Company acquired an exclusive license for the existing electromagnetic-based technologies and future derivations and improvements thereto from the holder of the intellectual property rights, Querent Technologies for 5% of the gross revenues received by the licensee.  These technologies are outlined in the licensing agreement (Exhibit 10.1, Schedule A) but are essentially the rights to use the technologies in all of the products described in this registration statement.  The license included rights to sublicense on a global basis.  The Company established two sublicensed operations, namely Rampart Industries, Ltd., a United Kingdom resident company (“Rampart UK”), and Rampart Reconnaissance, Inc., a Nevada corporation (“Reconnaissance”), both of which are majority-owned by Rampart (the registrant).  Rampart UK was formed to take advantage of the UK’s expanding need for counter-terrorism, security and police technologies while Reconnaissance was formed to take advantage of the increased demand for U.S. homeland security infrastructure and related products, with the sub-licenses granted to these entities specific to their territorial ambit (the United States for Reconnaissance and the United Kingdom, Europe, Africa and the Middle East (excluding Israel), for Rampart UK)  No royalty is due as the parent company owns these entities and benefits from its equity ownership.

Specific Acquisitions and Corporate Organizational History

The parent company, Rampart Detection Systems, Ltd., was formed in British Columbia in January of 2009, and obtained, by license and patent application assignments, rights to use of the electromagnetic detection technology (the “Technology”) from the inventor and patent holder.

Acquisition of Interests in Rampart Reconnaissance, Inc. (“RRI”)

In January 31, 2009, the Company acquired 24,390,000 of the original 28,500,000 founding common shares of RRI, representing an 85.6% interest, at a price of $0.0001 per share for total consideration of $2,439.  RRI at that point held a license for exploitation of the basic electromagnetic technology controlled by the Company, but essentially limited to the United States.  Between September 3, 2009 and November 4, 2009, RRI issued a total of 5,013,333 common shares in connection with the following transactions:

•

2,330,000 common shares at $0.0001 per share for cash proceeds of $233

•

1,200,000 common shares at $0.001 per share for cash proceeds of $1,200

•

1,400,000 common shares at $0.01 per share for services with an estimated fair value of $14,000

•

83,333 common shares at $0.25 per share on conversion of $25,000 in RRI convertible debt

During fiscal 2010 the Company, Rampart Reconnaissance, Inc. (“RRI”) and Rampart Defense Ltd. (“RDL” --- formed in March, 2005) undertook a series of common share issuances and other acquisition transactions as outlined below.  These activities were part of an overall corporate reorganization.  Reconnaissance has not generated any product revenues as of December 31, 2011.

(a)

   RRI acquisition of equity interest in RDL April 2010

Effective April 20, 2010, RRI entered into an agreement to acquire, by way of a share exchange, 12,500,000 outstanding common shares of RDL from a shareholder of RDL who is also a director of RRI.  Notwithstanding the relationship between RRI and the shareholder of RDL, prior to this transaction, RRI and RDL were not under common control.  The RDL common shares represent approximately 38.7% of the outstanding common shares of RDL.  As consideration, RRI issued a total of 4,166,666 common shares on a 1-for-3 basis in exchange for the RDL common shares.  Rampart Defense Ltd., has an exclusive license to utilize the technologies in dealings with the U.S. military and is in the testing phase with certain of these products, but as of December 31, 2011, had not sold any products.

(b)

   Parent Company acquisition of 100% of the non-controlling interests in RRI in April 2010

Effective April 21, 2010, the Company acquired all of the then non-controlling interests in RRI by way of a share exchange whereby the former RRI shareholders received 1 common share of the Company in exchange for every 2 common shares of RRI.  The Company issued a total of 6,645,000 common shares in exchange for the 13,290,000 outstanding common shares of RRI.  Accordingly, as of April 21, 2010 the Company owned 100% of the issued and outstanding common shares of RRI.

(c)

   RRI acquisition of controlling interest in RDL July 2010

Effective July 15, 2010, RRI entered into an agreement to acquire, by way of a share exchange, 13,700,000 additional outstanding common shares of RDL from an arm’s length shareholder of RDL.  The RDL common shares represent approximately 42.3% of the outstanding common shares of RDL bringing RRI’s holdings in RDL to approximately 81.0% of the outstanding RDL common shares.  As consideration, RRI issued a total of 500,000 shares of redeemable Series A Convertible Preferred Stock (the “Preferred Shares”) with an estimated fair value of $273,600.

The RRI Preferred Shares are redeemable for cash, along with any unpaid dividends and interest, at a rate of $1.00 per Preferred Share, on the fifth anniversary of issuance.  The Preferred Shares are entitled to dividends at a rate of 7% per annum payable in cash or additional Preferred Shares.  Any balance of unpaid dividends originally payable in cash bear interest at a rate of 15% per annum also payable in cash or additional Preferred Shares.  In addition to being redeemable on the fifth anniversary, the preferred shares are convertible into common shares of RRI at the option of the holder provided RRI has a publicly traded class of common stock.

(d)

    Creation of  Rampart Environmental Solutions

Environmental was formed by the Company on June 3, 2010, has only a license (Ex 10.6) concerning the crimping technology (pipe capping at oil wells) and other than research, has not conducted revenue generating business.  The sole shareholder is the Company.

Marketing Arrangements.    A potential distributor named Bridge Systems, Ltd. is tentatively undertaking the responsibility of identifying police, military and counter-terrorism  markets for the Company’s product development within the United Kingdom, while David Crawford was retained to act as president of Reconnaissance with the responsibility of researching, identifying and, eventually, closing strategic joint venture relationships within the U.S. defense and counter-terrorism industries. To date, the Company has not entered into any agreements with any customers identified by Bridge Systems, so no actual agreements exist.

A.

Property, plants and equipment

The Company leases office space in Murrayville, Canada, at a lease rate of $2,750 per month, for a three-year period, escalating to $2,979 for years two and three.  The Company is also responsible for operating costs of the facilities, estimated at $1,600 per month.

The Company also subleases office space, through its US subsidiary, Rampart Reconnaissance, located at 4809 Cole Avenue, in Dallas, Texas.  This sublease operates on a month to month basis and the Company pays $578 per month for one-third (1/3) of the total space at that location.

Item 4A.   Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

This filing contains a number of forward-looking statements which reflect management's current views and expectations with respect to our business, strategies, products, future results and events, and financial performance. All statements addressing operating performance, events, or developments which management expects or anticipates will or may occur in the future, including statements related to distributor channels, volume growth, revenues, profitability, new products, adequacy of funds from operations, statements expressing general optimism about future operating results, and non-historical information, are forward looking statements. In particular, the words "believe," "expect," "intend," "anticipate," "estimate," "may," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements, and their absence does not mean that the statement is not forward-looking. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below. Our actual results, performance or achievements could differ materially from historical results as well as those expressed in, anticipated, or implied by these forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect any future events or circumstances.

Readers should not place undue reliance on these forward-looking statements, which are based on management's current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions (including those described below), and apply only as of the date of this filing. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, the risks to be discussed in our next Annual Report on form 10-K and in the press releases and other communications to shareholders issued by us from time to time which attempt to advise interested parties of the risks and factors which may affect our business. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal year ended July 31, 2011 compared with the period ended July 31, 2010.

The following is an analysis of our revenues and gross profit, details and analysis of components of expenses, and changes in other financial factors of the year ended July 31, 2011, compared with those of the fiscal ended July 31, 2010.

Revenues.

The Company had no revenues for the years ended July 31, 2011 and 2010.

Expenses.

General and administrative expenses.

General and administrative expenses for the year ended July 31, 2011 were $1,561,399 compared with the year ended July 31, 2010 which were $949,844, which represents an increase of $611,555.  Major items of expense of the two years are presented below.

	2011	2010

Advertising and promotion	$65,454	$58,612
Advisory, Management and directors fees	479,959	190,778
Development Costs	531,566	580,452
Professional fees	152,100	52,454
Other	332,320	67,548
Total Expenses	$1,561,399	$949,844

Advisory, Management and directors fees includes amounts paid or accrued to all officers, managers and directors of the Company.   These fees increased as a result of the Company entering into advisory, management and directors fee agreements as described below more fully under “Material Commitments”.  Mr. McClory, who resigned as a director effective January 31, 2012, was entitled to approximately $56,000 in fees during 2010, and an additional $50,000 in 2011, resigning as president of the Rampart Industries subsidiary at the end of March, 2011, but remaining as a director of the Company until the 31st of January.  He was paid approximately $96,000 in equity of one of the Company’s subsidiaries and has an accrual of approximately $20,000 currently outstanding.

Development costs include all amounts directly attributable to the development of technology owned or licensed by the Company.  These costs include amounts paid to both contractors and employees for research and development activities and for materials consumed during these activities.

Professional fees includes all fees paid or accrued to legal counsel and for accounting and auditing services.  These fees increased as a direct result of the Company increased level of operations,.

In general, costs have increased in all categories comparing 2011 to 2010 due to the greater level of activity in the Company to develop and market its technology.

Operating Income (Loss).

We had an operating loss during 2010 of $949,844 compared with $1,561,399 for the year ended July 31, 2011.  The reasons for this increase are discussed above.

Foreign exchange (gains) losses.

The foreign currency translation adjustment, which is the impact of different foreign exchange rates applied to balance sheet accounts, versus those applied to income statement accounts, was a loss of $3,553 for 2010, which contrasts with a gain of $38,603 for the year ending July 31, 2011.

Total Net Loss.

For the 2010 year end period, we had a total net loss of $989,872 compared with a total net loss for the year ended July 31, 2011 of $1,849,420.  This increase was the result of the increase in operational expenses as described above.

Net Loss Per Share.

Net loss applicable to common stock holders was $0.03 per share in 2010 compared with $0.04 per share for the year ended July 31, 2011.  The change in income per share is reflective of the expense increase as well as an increase in the number of common shares outstanding.

Liquidity and Capital Resources.

As of July 31, 2010, we had working capital of $669,982, compared to  working capital of $546,481 as of July 31, 2011. The decrease is due principally to a decrease of cash used in operations.

On June 21, 2010 RES, a subsidiary of the Company, advanced $25,000 to an arm’s length corporation.  The advance was secured by a promissory note containing the following terms which was due on the earlier to occur of (a) the completion of a round of equity financing by the borrower with aggregate gross proceeds of $300,000, or (b) September 19, 2010.

As of July 31, 2010, $225 of accrued interest (at 8% per annum) had been recorded in connection with this note receivable.   On November 9, 2010 the $25,000 principal amount of the loan was repaid and the accrued interest of $729 was forgiven by the Company.

Over the next 12 months, the Company expects to meet its cash flow requirements through revenues from operations, issuance of convertible debt and bank financing, if necessary.

Sources of Capital.

We expect our revenues generated from operations to cover our projected working capital needs; however, if additional capital is needed, we will explore financing through options such as convertible debt issues, bank financing and shareholder loans. Shareholder loans are without stated terms of repayment. We have no formal agreement that ensures that we will receive such loans.

Material Commitments

Effective May 1, 2009 the Company entered into an Advisory Agreement with the Company’s president. The term of the agreement is 24 months at a rate of $10,000 per month.  If during the term of the agreement the Company completes a private placement of at least $1,000,000, the amount of the monthly fee will increase to $15,000 per month or such other amount upon which the parties agree.

Effective June 25, 2010 the Company entered into a lease on premises for its offices.  The term of the lease is for 3 years commencing September 1, 2010 at a basic rent of $2,750 per month for the first year and $2,979 per month for years two and three.  In addition to the basic rent the Company is responsible for its proportionate share of operating costs originally estimated to be approximately $1,600 per month.  The Company paid a deposit of $15,146 to be applied against first, second and last month’s rent.

During February 2011, the Company entered into advisory and strategic planning agreements with the former and current presidents of the Company for base monthly fees of $15,000 and $6,000 respectively, which may increase to $20,000 and $8,000 respectively provided certain financial targets and public listing requirements are met. In addition, the Company agreed to pay a funding bonus to the former president equal to 4% of the first $1,000,000 (net of expenses) funds raised by the Company (whether by way of debt or equity and calculated from inception of the Company) through his involvement, decreasing to 3% of net funds raised over $1,000,000.  The funding bonus becomes effective once $1,500,000 net funds have been received by the Company.  To July 31, 2011, $87,748 in fees have been earned but not paid under this arrangement.  The funding bonus will only be paid if in the opinion of management, not including this officer, the Company has sufficient working capital on hand to meet six months of estimated expenses.

Effective March 1, 2011 the Company entered into an agreement with a consultant for marketing and communication services to be provided for a period of 12 months.  The Company will pay the consultant $4,000 per month plus 10,000 warrants per month entitling the holder to acquire shares of the Company’s common stock at a price of $0.40 per share for the period ended March 1, 2013.  In addition, upon the completion of the term of service, the consultant is entitled to a performance bonus equal to 100,000 warrants entitling the holder to acquire shares of the Company’s common stock at a price of $0.40 per share for the period ended February 28, 2014. To July 31, 2011, 50,000 warrants have been earned in connection with this agreement.

Effective April 4, 2011, the Company entered into an agreement with a director of the Company for services, including those as president of the Company’s subsidiaries RRI and RDL, to be provided for a period of 24 months.  The Company will pay the director $8,000 per month (to be increased to $12,000 per month upon the Company becoming a public company) plus 25,000 warrants per month (to a maximum of 250,000 warrants) entitling the holder to acquire shares of the Company’s common stock at a price of $0.40 per share for the period ended April 4, 2013. To July 31, 2011, 75,000 warrants have been earned in connection with this agreement.

Effective March 31, 2011, the Company entered into an agreement with the President / CEO of the Company for services to be provided for a period of 24 months.  The Company will pay the officer $6,000 per month (to be increased to $8,000 per month upon the Company becoming a public company) plus 15,000 warrants per month (to a maximum of 150,000 warrants) entitling the holder to acquire shares of the Company’s common stock at a price of $0.40 per share for the period ended March 31, 2013. To July 31, 2011, 60,000 warrants have been earned in connection with this agreement.

Off Balance Sheet Arrangements

None.

Major Shareholders and Related Party Transactions

 Effective May 1, 2009 the Company entered into an Advisory Agreement with the Company’s then-president, Kenneth Swaisland. The term of the agreement was 24 months at a rate of $10,000 per month.  If during the term of the agreement the Company completed a private placement of at least $1,000,000, the amount of the monthly fee would increase to $15,000 per month or such other amount upon which the parties agree.

During February 2011, the Company modified the advisory and strategic planning agreement with Swaisland, setting the  monthly fee at $15,000, which may increase to $20,000 provided certain financial targets and public listing requirements are met. In addition, the Company agreed to pay a funding bonus equal to 4% of the first $1,000,000 (net of expenses) of funds raised by the Company (whether by way of debt or equity and calculated from inception of the Company) through his involvement, decreasing to 3% of net funds raised over $1,000,000.  The funding bonus becomes effective once $1,500,000 net funds have been received by the Company.  To date, $90,907 in fees have been earned but not paid under this arrangement which will be recorded in the quarter ending April 30, 2011.

In February 2011, the Company entered into a contract with David Crawford, to serve as president of Reconnaissance, for base monthly fees of $6,000, which may increase to $8,000, provided certain financial targets and public listing requirements are met.

On April 30, 2009 the Company issued a total of 13,340,000 common shares at an estimated fair value of $7 as consideration for the buy down of the royalty owed to the licensor (Querent Technologies) under the original technology license between the Company and that licensor.  As a result, the royalty required under the original license was reduced from 40% to 5%.

The owner of Querent Technologies (a major shareholder), David Wiebe, is a full-time, independent contractor with the company, engaged to be head of engineering on behalf of the company, at a monthly fee of $6,000.  He is the sole shareholder of Querent Technologies, which was issued, on April 30, 2009, 13,340,000 common shares as consideration for the buy down of the then-stated royalty owed under the license between the Company and Querent, reducing that license from a 40% to a 5% royalty, in exchange for the shares.

There are no loans from the company to any of its officers or directors, or even any of its consultants.

Item 6. Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer.  The Board of Directors elects our executive officers annually.  Our directors serve one-year terms or until their successors are elected and accept their positions.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  There are no family relationships or understandings between any of the directors and executive officers.  In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Name of Director or Executive Officer	Age	Current Position and Office	Date Position Started& Term of Office
Michael McClain	57	Director	January 9, 2009 Annual
Milton Datsopoulos	70	Director	January 9, 2009 Annual
Paul McClory	70	President of subsidiary, Director of subsidiary	January 9, 2009 Annual
Kenneth Swaisland	66	Principal Financial and Accounting Officer	January 9, 2009Annual
L. Andrew Schwab	60	Chief Executive Officer, President, Secretary, Director	March 31, 2011 Annual
David Crawford	58	Former President of Company, current President of Subsidiary (Reconnaissance)	February 10 to March 31, 2011

Mr. Michael McClain, Director, Age 57. is the founding partner for Battalia Winston International's Los Angeles office, a global top-20 executive search firm which he opened in January of 1997.  Early in his career, he worked with Gulf Coast Engineering as a Senior Project Administrator.  From 1985 through 1989, he was V. P. General Manager for Bassman International.  In 1989, he joined Siegal, Shotland and Associates as General Manager.  In 1994, prior to joining Battalia Winston International, he opened up the west coast operations for DHR International as E.V.P, Managing Director.  Michael graduated with a B.S. from Drake University.

Milton Datsopoulos, Director, Age 70.  Mr. Datsopoulos attended the University of Montana and earned a Bachelor of Arts degree with high honors in 1962 and a law degree with honors in 1965. In 1974, he and Ron MacDonald formed a general practice law firm now known as Datsopoulos, MacDonald & Lind, P.C., a multi-disciplinary firm of eleven attorneys with specialists in criminal, environmental, personal injury, business, railroad and family law. Mr. Datsopoulos is also involved with several local charitable organizations and youth causes, and is also a strong supporter of the University of Montana and is active in local and national politics. Mr. Datsopoulos is a member of the Montana Trial Lawyers Association (a former President and long time Director), the American Bar Association and the Association of Trial Lawyers of America.

Paul McClory, Director, Age 70.  Mr. McClory is an international businessman who has spent most of his career developing new technologies to market take-off. He has business interests in Europe, North America and Africa, mainly involved with small technology companies. He was a founder of Calorex Heat Pumps in the UK in 1980’s, now Europe’s biggest manufacturers of air source/ground source heat pumps. In the 1990’s he was a founding  director and shareholder of Neo Materials in Toronto,  listed on the Toronto Stock Exchange and a major player in rare earths, key materials in high tech industries, with annual sales of $300 million.  In 2003 he patented his discovery that high value food proteins could be recovered from oil seeds using low temperature extraction. This led to the foundation of BioExx Specialty Proteins, now a fully listed company on the Toronto Stock exchange. In 2003 he formed a company, with partners, to develop Vernonia as a commercial oilseed crop in Ethiopia, for a variety of industrial uses. Vernonia is a unique source of naturally epoxidised oils. He subsequently discovered and patented the use of Vernonia oil for the treatment of a number of skin diseases. He is the author of two books for children, Alternative Energy and Focus on Alternative Energy, both published in England in the 1980’s.   Mr. McClory’s resignation from the Company’s board of directors was accepted effective January 31, 2012, so he is no longer a director of the Company, but remains president and a director of Rampart Industries, Ltd in the UK.

L. Andrew Schwab, President, Age 61.  Mr. Schwab obtained his Bachelor of Arts in Political Science and Economics from the University of Montreal in 1972. Mr. Schwab’s formative years were spent in retail, wholesale distribution and manufacturing management positions.  In 1992, he formed A. Schwab & Associates Inc., to provide independent marketing and business consulting services to several U.S. and Canadian reporting issuers.  In this capacity, Mr. Schwab has served as an officer and director for a diverse number of development stage companies, ranging from technologies to produce medium density fibre board (MDF) from recycled waste wood to solar technologies developing hydrogen fuels from bio-mass.  From 1993 to 2004, he served as a Director, Secretary, and Treasurer for a junior resource company with exploration projects in western Canada.  Mr. Schwab has assisted in the development of joint ventures, the raising of equity, debt and other financings and the provision of corporate secretarial, management and shareholder relation services.

Kenneth F Swaisland, Principal Financial Officer, Age 66.  Mr. Swaisland’s career spans four decades with a history of start-up project development on a major scale.  Over the past decade, he has been directly involved in funding close to $1billion in a full range of financings.  His early endeavors include the introduction of a novel pre-fabricated shelter system which quickly became a North American standard, with an estimated 20 million square feet of the product in use.  He was also involved in the design, supply and building, in the mid-seventies, of the most northern permanent town site in the Western Hemisphere (Nanasivik mine site on Baffin Island).  In the early eighties, Mr. Swaisland was a resident of Bermuda serving as managing director of a private multi-functional company.  He headed their Strategic Planning Unit, which serviced the geo-political requirements of a number of major international companies as well as managing the company’s global affairs in finance, technology acquisition and development, and investment.  Upon his return to Canada in the late eighties, he created a venture capital and investment group, which focused on funding and developing start up technology based companies.  In the late nineties, Mr. Swaisland, started a company from scratch with his own capital, Kafus Industries, Inc., and built it over a 30-month period into what is believed to be one of the largest organizations of its type in the world, with operating assets in excess of half a billion dollars.  Within the past five years, Mr. Swaisland has provided strategic planning services to two private companies, American Xeno and American Stem Cell.  For the past two years, he has worked solely for Rampart Detection Systems as head of management and corporate development.

David Crawford, President of Rampart Reconnaissance, Age 58.  Mr. Crawford obtained his Bachelor of Arts degree from Harvard University in 1972, and his Masters of Science graduate degree from Georgetown University in 1975. He is a well-established senior executive, having sold his last two businesses to Tom Hicks (Texas Rangers) and Caroline Hunt.  He now assists businesses in tackling extraordinary assignments, such as the launch of entirely new industries.  From 2003 to the present, he has been a management consultant to Icebound Management, which operates a combination ice arena (two NHL surfaces) and entertainment center, which he designed, created and financed, and then implemented its operations to include 124 employees.  He has experience in telecommunications (Tritel, Inc., President from 1984-1994), military equipment and electronics (International Marketing Representative for General Dynamics from 1978 to 1981) and as deputy to the Vice President of International marketing for E-Systems from 1976 to1978.

Compensation

Compensation of Directors

The following table sets forth the total compensation paid to or accrued, during the fiscal years ended July 31, 2010 and both paid and to be paid through July 31, 2011, to the Company’s highest paid executive officers.

Summary Compensation Table

Name and Position	YEAR	Compensation ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)
Kenneth Swaisland, CFO Principal Financial Officer	2010	120,000	-	-	-	-	-	-
	2011	205,000[2]	87,628[2]	-	250,000 at $0.40	-	-	-

David Crawford, President of Rampart Reconnaissance	2010	0	-	-	-	-	-	-
	2011	82,000	-	-	250,000 at $0.40	-	-	-

Andrew Schwab	2011	52,000[3]	-	-	150,000 at	-	-	-
President, CEO, Secretary, Dir.					$0.40
Paul McClory[5]	2010	56,000			250,000 at
President (and director) of Rampart Ind. Ltd	2011	50,000[4]			$0.40
David Wiebe Head of Engineering	2011	72,000
Dieter Blum Chief Research Advisor	2011	180,000

(1)  All amounts are expressed in US Dollars unless otherwise noted..

(2)  Compensation is in CDN Dollars, Bonus is in US Dollars.  As at July 31, 2011 $60,000 of the $205,000 Compensation was accrued and unpaid.  The Bonus is calculated as 4% of the first $1,000,000 in net funds raised (either by way of share or convertible debt issue) plus 3% of net amounts raised over $1,000,000.  None of the Bonus has been paid as at July 31, 2011.  Compensation and Bonus may only be paid if in the opinion of management, without this officer voting, the Company has sufficient working capital on hand to meet three months of estimated expenses.

(3)  In CDN Dollars.

(4)  During 2011 the Company recorded an exchange of preferred stock in its subsidiary (Rampart Industries) for the then-current outstanding fees, and has accumulated an additional $10,220, through March 31, 2011, after which time, Mr. McClory no longer accrued fees for his services as president and director of this subsidiary/

(5)  Mr. McClory’s resignation as a director of the Company was accepted, effective January 31, 2012.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested

Kenneth Swaisland	250,000	—	$0.40		—	—

Michael Dean McClain	250,000		$0.40

Milton Datsopoulos	250,000	—	$0.40		—	—

Paul McClory	250,000	—	$0.40		—	—

Note that the options listed above for Kenneth Swaisland and Paul McClory are the same options disclosed in the Executive Compensation summary table noted above.

Share Ownership

See Item 7 below.

Item 7.

Major Shareholders and Related Party Transactions

The following table summarizes certain information regarding the beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 of the Company’s outstanding common stock as of December 31, 2011 by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding common stock, (ii) each director of the Company, (iii) each person named in the Summary Compensation Table, and (iv) all current executive officers and directors as a group. Except as indicated in the footnotes below, the security and stockholders listed below possess sole voting and investment power with respect to their shares. The figures are based on a total of 47,822,727 common shares as of December 31, 2011.

Beneficial ownership means sole and shared voting power or investment power with respect to a security. In computing the number and percentage of shares beneficially owned by a person, shares of Common Stock subject to options and/or warrants currently exercisable, or exercisable at a later date, are counted as outstanding, but these shares are not counted as outstanding for computing the percentage ownership of any other person. At this time, however, there are no such options or warrants granted or outstanding.

IDENTITY OF PERSON OR GROUP	ACTUAL AMOUNT OF SHARES OWNED	ACTUAL PERCENT OF SHARES OWNED	CLASS
Ken Swaisland	17,513,333	36.62%	Common
Querent Technologies, Inc./David Weibe sole owner	13,340,000	27.89%	Common
Milton Datsopoulos	500,000	1.05%	Common
Michael McClain	600,000	1.25%	Common
Paul McClory	1,070,932	2.24%	Common
Andrew Schwab	500,000	1.05%	Common
All Officers and Directors as a group	13,340,000	68.01%	Common
TOTAL	32,524,265	68.01%

Beneficial Ownership of Securities:

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, includes as beneficial owners of securities, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through any means including the exercise of any option, warrant or conversion of a security.

Major Shareholders and Related Party Transactions

 Effective May 1, 2009 the Company entered into an Advisory Agreement with the Company’s then-president, Kenneth Swaisland. The term of the agreement was 24 months at a rate of $10,000 per month.  If during the term of the agreement the Company completed a private placement of at least $1,000,000, the amount of the monthly fee would increase to $15,000 per month or such other amount upon which the parties agree.

During February 2011, the Company modified the advisory and strategic planning agreement with Swaisland, setting the  monthly fee at $15,000, which may increase to $20,000 provided certain financial targets and public listing requirements are met. In addition, the Company agreed to pay a funding bonus equal to 4% of the first $1,000,000 (net of expenses) of funds raised by the Company (whether by way of debt or equity and calculated from inception of the Company) through his involvement, decreasing to 3% of net funds raised over $1,000,000.  The funding bonus became effective, retroactively, once $1,500,000 net funds had been received by the Company.  To date, $90,907 in fees have been earned but not paid under this arrangement which will be recorded in the quarter ending April 30, 2011.

In February 2011, the Company entered into a contract with David Crawford, to serve as president of Reconnaissance, for base monthly fees of $6,000, which may increase to $8,000, provided certain financial targets and public listing requirements are met.

On April 30, 2009 the Company issued a total of 13,340,000 common shares at an estimated fair value of $7 as consideration for the buy down of the royalty owed to the licensor (Querent Technologies) under the original technology license between the Company and that licensor.  As a result, the royalty required under the original license was reduced from 40% to 5%.

The owner of Querent Technologies (a major shareholder), David Wiebe, is a full-time, independent contractor with the company, engaged to be head of engineering on behalf of the company, at a monthly fee of $6,000.  He is the sole shareholder of Querent Technologies, which was issued, on April 30, 2009, 13,340,000 common shares as consideration for the buy down of the then-stated royalty owed under the license between the Company and Querent, reducing that license from a 40% to a 5% royalty, in exchange for the shares.

There are no loans from the company to any of its officers or directors, or even any of its consultants.

Interests of Experts and Counsel

Not Applicable.

Item 8.

Financial Information

A.

Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements”

Litigation

At present, we are not a party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, or financial condition of the Company.  Additionally, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director or officer.

B.

Significant Changes

None.

Item 9.

The Offer and Listing

A.

Offer and Listing Details

No new shares are being offered or sold.

B.

 Plan of Distribution

Not applicable.

C.

 Markets

Not Applicable.

D.

 Selling Shareholders

Not applicable.

E.

 Dilution

Not applicable.

F.

 Expense of the Issue

Not applicable.

Item 10.   Additional Information

A.

 Share Capital.

Not applicable.

B.

 Memorandum and Articles of Incorporation.

Information on the Company’s Articles of Incorporation and Bylaws is incorporated by reference to the initial registration statement filed on July 1, 2011, and particularly Exhibits 3.1 and 3.2

During the fiscal year August 1, 2009 through July 31, 2011, and in the six-month period ending January 31, 2012, the Company, and its subsidiaries, Rampart Reconnaissance, Inc. (“Reconnaissance”) and Rampart Defense Ltd. (“Defense”) undertook a series of common share issuances and other acquisition transactions.

Acquisition of Reconnaissance

By January 31, 2009, the Company had acquired 24,390,000 of the original 28,500,000 founding common shares of Reconnaissance (incorporated on January 14, 2009 in Nevada), representing an 85.6% interest, at a price of $0.0001 per share for total consideration of $2,439.  Reconnaissance had minimal operations and had generated no income.  Between September 3, 2009 and November 4, 2009, Reconnaissance issued a total of 5,013,333 of its common shares in connection with the following transactions:

a.

2,330,000 common shares at $0.0001 per share for cash proceeds of $233

b.

1,200,000 common shares at $0.001 per share for cash proceeds of $1,200

c.

1,400,000 common shares at $0.01 per share for services with an estimated fair value of $14,000

d.

83,333 common shares at $0.25 per share on conversion of $25,000 in Reconnaissance convertible debt

These shares were all issued under the auspices of Rule 4(2), and bear suitable restrictive legends.

The result of these transactions was an increase in net equity of Reconnaissance and a dilution in Detection’s (the parent’s)  holdings in Reconnaissance from 85.6% to 72.8%.

Reconnaissance’s acquisition of equity interest in Defense

Effective April 20, 2010, Reconnaissance entered into an agreement to acquire, by way of a share exchange, 12,500,000 outstanding common shares of Defense from a then-shareholder of Defense (Kenneth Swaisland) who is today a director of Reconnaissance.  Prior to this transaction, Reconnaissance and Defense were not under common control.  The Defense common shares represent approximately 38.7% of the outstanding common shares of Defense.  As consideration, Reconnaissance issued a total of 4,166,666 common shares on a 1-for-3 basis in exchange for the Defense common shares.  Defense had been in a different business prior to this activity, having been formed in March, 2005, for the purpose of applied research in stem cell technologies.  Those rights were transferred from Defense (then known as American Stem Cell) in 2008, prior to any dealings with Rampart in 2010.

Rampart Detection Systems’ acquisition of 100% of the non-controlling interests in Reconnaissance in April 2010.  On April 21, 2010, the Company acquired all of the then non-controlling interests in Reconnaissance by way of a share exchange whereby the former Reconnaissance shareholders received 1 common share of the Company in exchange for every 2 common shares of Reconnaissance.  The Company issued a total of 6,645,000 common shares in exchange for the 13,290,000 outstanding common shares of Reconnaissance.  Accordingly, as of April 21, 2010 the Company owned 100% of the issued and outstanding common shares of Reconnaissance.

Reconnaissance acquisition of controlling interest in Defense July 2010.    Effective July 15, 2010, Reconnaissance entered into an agreement to acquire, by way of a share exchange, 13,700,000 additional outstanding common shares of Defense from an arm’s length shareholder of Defense, Array Capital.  The Defense common shares represent approximately 42.3% of the outstanding common shares of Defense bringing Reconnaissance’s holdings in Defense to approximately 81.0% of the outstanding Defense common shares.  As consideration, Reconnaissance issued a total of 500,000 shares of redeemable Series A Convertible Preferred Stock (the “Preferred Shares”) with an estimated fair value of $273,600.

The Reconnaissance Preferred Shares are redeemable for cash, along with any unpaid dividends and interest, at a rate of $1.00 per Preferred Share, on the fifth anniversary of issuance.  The Preferred Shares are entitled to dividends at a rate of 7% per annum payable in cash or additional Preferred Shares.  Any balance of unpaid dividends originally payable in cash bear interest at a rate of 15% per annum also payable in cash or additional Preferred Shares.  In addition to being redeemable on the fifth anniversary, the preferred shares are convertible into common shares of Reconnaissance at the option of the holder provided Reconnaissance has a publicly traded class of common stock.  The conversion price is the greater of the 60-day volume weighted average price of Reconnaissance’s common stock, as determined for the first 60 days post initiation of trading, and $0.50 per common share.  Based on an assessment of the likelihood of Reconnaissance having a publicly traded class of common stock prior to the fifth anniversary date, it has been determined that the most probable outcome is a redemption of the Preferred Shares for cash on the redemption date.  Accordingly, the Company has determined that these Preferred Shares are a liability and accordingly 100% of the fair value has been classified as a preferred share liability.  The issue date fair value of this preferred share liability was estimated to be $273,600 based on a fair value analysis of comparable debt having an estimated fair value interest rate of 20%.  Over the period from the issue date to the fifth anniversary of the issue date, the carrying value of the preferred share liability will be accreted, by way of charges to interest expense, to the estimated future carrying value of the redeemable face amount of the Preferred Shares plus accrued and unpaid dividends and interest.  This issuance was exempt from registration under Rule 4(2)

Royalty Buy-Down.  On April 30, 2009 the Company issued a total of 13,340,000 common shares at an estimated fair value of $7 as consideration for the buy down of the royalty owed to the licensor under the original technology license between the Company and licensor.  As a result, the royalty required under the original license was reduced from 40% to 5%.  The fair value for the buy down was recorded as a development cost during 2009.  This issuance was under the exemption from registration provided by Regulation S as the Issuer and the recipient were both foreign entities (or individuals) at the time of the transaction.  This transaction was accomplished under Regulation S, between two foreign entities

Convertible Notes.

Between February 16, 2010 and July 31, 2010, the Company issued convertible notes (the “notes”) in the aggregate amount of $1,398,600 maturing between February 13, 2013 and May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at rates ranging from $0.20 per share to $0.40 per share.  In connection with the note financing, the Company paid a total of $110,000 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at prices ranging from $0.50 per share to $0.75 per share for periods ending between September 10, 2012 and May 31, 2013.  A total of 962,500 warrants were issued at various ratios to the original notes.

Between August 9, 2010 and April 25, 2011, the Company issued convertible notes (the “notes”) in the aggregate amount of $1,298,331 maturing on May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at a rate of $0.40 per share.  In connection with the note financing, the Company paid a total of $209,665 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at a price of $0.75 per share for the period ended and May 31, 2013.  A total of 696,823 warrants were issued at various ratios to the original notes.

Effective April 30, 2011, the Company issued a total of 7,765,997 restricted shares of common stock on conversion of 100% of the then balance outstanding of convertible debt and interest accrued thereon with carrying values of $1,928,740 and $128,009 respectively.

Between May 31, 2011 and July 16, 2011, the Company issued convertible notes (the “notes”) in the aggregate amount of $145,000 maturing on May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at a rate of $0.40 per share.  In connection with the note financing, the Company paid a total of $18,415 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at a price of $0.75 per share for the period ended and May 31, 2013.  A total of 54,375 warrants were issued at various ratios to the original notes.

Subsequent to July 31, 2011, the Company received $945,000 in exchange for the issue of convertible notes having similar terms to those described in Note 6.  In particular, the notes bear interest at 8%, are convertible into common stock of the Company at $0.40 per share (including accrued interest) at the sole option of the Company, and have warrants attached (in aggregate) allowing for the issue of 443,125 shares at $0.75 per share, expiring on November 30, 2012 (138,125) and November 30, 2013 (305,000).

Common stock issuances

On April 9, 2009 the Company issued 2,000,000 shares of common stock at $0.0000005 per share for total proceeds of $1.

On April 10, 2009 the Company issued 18,000,000 shares of common stock at $0.00000005 per share for total proceeds of $1.

On April 30, 2009 the Company issued 13,340,000 shares of common stock at an estimated fair value of $7 ($0.0000005 per share) in connection with the technology license royalty buy down (Note 4(c) to the financial statements).

On April 21, 2010 the Company issued 6,645,000 shares of common stock on acquisition of 100% of the non-controlling interests in RRI (Note 3(c) to the financial statements).

Effective February 10, 2011, the Company granted options to directors, key employees and consultants to acquire 1,310,000 common shares.  The options are exercisable at $0.40 per share after one year from the grant date.  The options expire three years after the date on which they become exercisable.

A.

 Material Contracts

        Information about material contracts, other than contracts entered into in the ordinary course of business, to which Rampart or any member of Rampart’s group is a party, for the two years immediately preceding the publication of this Annual Report are described in Item 5, "Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources."

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Rampart’s securities, except as may be impacted by taxation.

F.     Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

        Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report or is incorporated by reference, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

        You may request a copy free of charge by mail to Rampart Detection Systems, Investor Relations, 22242 48th Avenue, Suite 203, Murrayville, British Columbia, Canada V6E 3V7, or by telephone at 604-533-5533.

        You may also review a copy of our filings with the SEC, including exhibits and schedules filed with or incorporated by reference in this Annual Report, at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

        You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

I.     Subsidiary Information

        See Item 10. B above.

Item 11.

Qualitative and Quantitative Disclosures about Market Risk

Exchange Rate Risk

The company maintains its corporate headquarters and primary presence in Canada, so the consolidated financial statements presented in this registration statement are presented in Canadian dollars unless otherwise indicated.

Exchange Rates for Six Months

High

Low

Average

January 2012

1.0272

0.9986

1.0130

December 2011

1.0403

1.0106

1.0235

November 2011

1.0487

1.0125

1.0246

October 2011

1.0389

0.9932

1.0187

September 2011

1.0389

0.9751

1.0021

August 2011

0.9909

0.9577

0.9816

Interest Rate Risk

At December 31, 2011, we had no notes outstanding.  We have no other outstanding interest-bearing instruments.

Item 12.

Description of Securities Other than Equity Securities

Between February 16, 2010 and July 31, 2010, the Company issued convertible notes (the “notes”) in the aggregate amount of $1,398,600 maturing between February 13, 2013 and May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at rates ranging from $0.20 per share to $0.40 per share.  In connection with the note financing, the Company paid a total of $110,000 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at prices ranging from $0.50 per share to $0.75 per share for periods ending between September 10, 2012 and May 31, 2013.  A total of 962,500 warrants were issued at various ratios to the original notes.

Between August 9, 2010 and April 25, 2011, the Company issued convertible notes (the “notes”) in the aggregate amount of $1,298,331 maturing on May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at a rate of $0.40 per share.  In connection with the note financing, the Company paid a total of $209,665 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at a price of $0.75 per share for the period ended and May 31, 2013.  A total of 696,823 warrants were issued at various ratios to the original notes.

Effective April 30, 2011, the Company issued a total of 7,765,997 restricted shares of common stock on conversion of 100% of the then balance outstanding of convertible debt and interest accrued thereon with carrying values of $1,928,740 and $128,009 respectively.

Between May 31, 2011 and July 16, 2011, the Company issued convertible notes (the “notes”) in the aggregate amount of $145,000 maturing on May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at a rate of $0.40 per share.  In connection with the note financing, the Company paid a total of $18,415 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at a price of $0.75 per share for the period ended and May 31, 2013.  A total of 54,375 warrants were issued at various ratios to the original notes.

Effective February 10, 2012, the Company issued a number of options to its management and staff, to include directors and consultants, to acquire 1,310,000 shares at $0.40 per share as the exercise price.  These options may not be exercised until February 10, 2012, and will expire, if unexercised, on or before February 10, 2015.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security holders and Use of Proceeds

Not applicable.

Item 15.

Controls and Procedures

Information concerning our controls and procedures is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Controls and Procedures.

The attestation report from our auditors is set forth on the first page of our financial statements.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

The Board of Directors has considered the extensive financial experience of Mr. Swaisland and Mr. Schwab, including their respective experiences serving as the Chief Executive Officer and Chief Financial Officer, respectively, of U.S. and/or Canadian organizations, and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes Oxley Act of 2002.

        The Board of Directors also determined that Messrs. Datsopoulos and McClain are independent directors.

Item 16B.

Code of Ethics

Filed as Exhibit 14.1, to the Registration Statement dated July 1, 2011

Item 16C.

Principal Accountant Fees and Services

       The external auditor is engaged to provide services pursuant to pre-approval policies and procedures established by the Audit Committee of the Company’s Board of Directors. The Audit Committee approves the external auditor's Audit Plan, the scope of the external auditor's quarterly reviews and all related fees. The Audit Committee must approve any non-audit services provided by the auditor and does so only if it considers that these services are compatible with the external auditor's independence.

        Our auditors are MaloneBailey, LLP. MaloneBailey did not provide any financial information systems design or implementation services to us during 2010 or 2011. The Audit Committee has determined there are no non-audit services being provided by MaloneBailey and therefore there is no compromise of their independence.

Audit Fees

        MaloneBailey billed $6,000 in 2010 and $38,262 in 2011 for audit services.

Audit-Related Fees

        MaloneBailey billed $0 in 2010 and $0 in 2011 for audit-related services.

Tax Fees

        MaloneBailey did not bill us for tax compliance, tax advice or tax planning services.

Pre-approval Policies and Procedures Percentage of Services Approved by Audit Committee

        All MaloneBailey services and fees are approved by the Audit Committee.

Percentage of Hours Expended on MaloneBailey's engagement not performed by their full-time, permanent employees (if greater than 50%)

        N/A

Item 16D.

Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F:

Change in Registrant’s Certifying Accountant

None.

Item 16G.

Corporate Governance

Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

Our Articles and Bylaws provide to the fullest extent permitted by Canadian law, that our directors and officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Articles and Bylaws is to eliminate our right and the right of our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles and By-laws are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act” or “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director or officer.

Indemnification of Directors and Officers.

Under provisions of the certificate of incorporation and bylaws of the registrant, directors and officers will be indemnified for any and all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys fees, in connection with threatened, pending or completed actions, suits or proceedings, whether civil, or criminal, administrative or investigative (other than an action arising by or in the right of the registrant), if such director or officer has been wholly successful on the merits or otherwise, or is found to have acted in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, directors and officers will be indemnified for reasonable expenses in connection with threatened, pending or completed actions or suits by or in the right of registrant if such director or officer has been wholly successful on the merits or otherwise, or is found to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, except in the case of certain findings by a court that such person is liable for negligence or misconduct in his or her duty to the registrant unless such court also finds that such person is nevertheless fairly and reasonably entitled to indemnity.

Item 16H.

Mine Safety Disclosure

Not applicable.

Item 17.

Financial Statements

Not Applicable.

Item 18.

Financial Statements

The following financial statements have been filed as part of this Annual Report:

Report/Statement	Page

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as at July 31, 2010 and 2011
Consolidated Statements of Operations for the years ended July 31, 2010 and 2011

Consolidated Statements of Stockholders' Equity for the years ended July 31, 2010 and 2011
Consolidated Statements of Cash Flows for the years ended July 31, 2010 and 2011
Notes to the Consolidated Financial Statements

Item 19.

Exhibits

EXHIBITS

The following exhibits have been filed previously, as indicated next to each exhibit, or are being filed contemporaneously with this statement:

3.1	Articles of Incorporation (1)

3.2	Bylaws*(1)

4.1

Form of Warrant (1)(2)

4.2

Form of Convertible Note (1)(2)

4.3

Form of Lock-up Agreement (1)(2)

4.4

Preferred Shares issued by Reconnaissance to holders of Reconnaissance equity (1)

10.1 10.2 10.3 10.4 10.5 10.6 10.7 10.8 10.9 10.10 10.11 14.1 21.1

Master License Agreement (3)

Sublicense Agreement from Rampart Detection Systems to Rampart Reconnaissance, Inc.(3)

Sublicense Agreement from Rampart Reconnaissance, Inc. to Rampart Defense, Inc.(3)

Assignment of Patents from Cynergy Innovations Ltd. to Rampart Detection Systems (generic)(1)

Sublicense Agreement from Rampart Detection Systems to Rampart Industries, Ltd (United Kingdom)(3)

Sublicense from Rampart Detection Systems, LTD to Rampart Environmental Solutions, Inc.(3)

Engagement Agreement with Kenneth Swaisland (1)

Engagement Agreement with L. Andrew Schwab (1)

Services Contract with David Crawford (1)

Net Green News promissory note (3)

Dieter Blum Consulting Contract (3)

Ethics Code (1)

Subsidiaries (filed herewith)

23.2 31.1 31.2 32.1 32.2

Consent of Auditor (filed herewith)

Section 302 Certification of Periodic Report of Principal Executive Officer

Section 302 Certification of Periodic Report of Principal Financial Officer

Section 906 Certification of Periodic Report of Principal Executive Officer

Section 906 Certification of Periodic Report of Principal Financial Officer

(1)

All exhibits above are incorporated by reference to their original filing with the F-1 Registration Statements filed on July 11, 2011, and October 31, 2011 (note number (3) identified below).

               *The Bylaws are included within the Articles of Incorporation in British Columbia.

        (2) The form of these warrants has been filed pursuant to Instruction 2 of Item 601 of Regulation S-K due to the fact that the Company has issued versions of the same document to 32 different individuals where the only difference is the name of the holder and number of shares/warrants issued, and on 4 of the options, the exercise price is $0.50 per share rather than $0.75 per share, as they were issued much earlier than the latter 28.

             The form of the options has been filed pursuant to Instruction 2 of Item 601 of Regulation S-K due to the fact that the Company has issued versions of the same document to 36 shareholders where the only difference is the name of the holder and number of shares/options.  Of the 36 options issued, 2 are exercisable at $0.20 per share, 2 are exercisable at $0.25 per share and the remaining 32 may be exercised at $0.40 per share.

           The form of the lock-up agreement has been filed pursuant to Instruction 2 of Item 601 of Regulation S-K due to the fact that the Company has issued virtually identical versions of the same document to 42 shareholders where the only difference is the name of the holder and number of shares.

        (3)  Filed or re-filed with the Second Amended F-1 on October 31, 2011 and incorporated by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Murrayville, Province of British Columbia, Canada, on April 25, 2012.

RAMPART DETECTION SYSTEMS, LTD.

a British Columbia corporation

/s/ L. Andrew Schwab

L. Andrew Schwab

President, Principal Executive Officer

/s/ Kenneth Swaisland

Kenneth Swaisland

Principal Financial Officer

RAMPART DETECTION SYSTEMS LTD.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2011

(Audited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Rampart Detection Systems Ltd.

(a development stage company)

Los Angeles, California

We have audited the accompanying consolidated balance sheets of Rampart Detection Systems, Ltd. and its subsidiaries (a development stage company) (collectively, the “Company”) as of July 31, 2011 and 2010 and the related consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the years ended July 31, 2011 and 2010 and the period from January 9, 2009 (inception) through July 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rampart Detection Systems, Ltd. and its subsidiaries as of July 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for the years ended July 31, 2011 and 2010 and the period from January 9, 2009 (inception) through July 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses since inception, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONEBAILEY, LLP

www.malone-bailey.com

Houston, Texas

February 24, 2012, except for Note 12, which is dated as of May 7, 2012

RAMPART DETECTION SYSTEMS LTD.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

July 31, 2011		July 31, 2010

ASSETS

CURRENT ASSETS
Cash in bank	$ 490,909	$ 691,157
Note Receivable (Note 5)	-	25,225
Prepaid expenses and other	150,325	30,391

Total current assets	641,234	746,773

PROPERTY, PLANT & EQUIPMENT, net of depreciation	95,292	13,833

TOTAL ASSETS	$ 736,526	$ 760,606

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 93,672	$ 50,992
Accrued interest payable (Note 6)	1,081	14,699
Deferred tax liability (Note 11)	-	11,100

TOTAL CURRENT LIABILITIES	94,753	76,791

CONVERTIBLE NOTES (Note 6)	104,631	957,872
PREFERRED SHARE LIABILITY (Note 3 (d))	335,595	273,600
DUE TO RELATED PARTIES (Note 7)	158,292	110,841

TOTAL LIABILITIES	693,271	1,419,104

COMMITMENTS AND CONTINGENCIES (Notes 1 and 9)

STOCKHOLDERS’ EQUITY (DEFICIENCY) (Note 8)
Common stock, unlimited shares authorized with no par value
Issued and outstanding – 47,750,997 common shares (2010 – 39,985,000)	2,056,758	9
Subsidiary preferred shares	96,323	-
Additional paid-in-capital	743,201	345,100
Deficit accumulated during development stage	(2,790,461)	(960,538)

RAMPART DETECTION SYSTEMS LTD. STOCKHOLDERS’ EQUITY (DEFICIENCY)	105,821	(615,429)
NON-CONTROLLING INTERESTS’ DEFICIENCY	(62,566)	(43,069)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIENCY)	43,255	(658,498)

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIENCY)	$ 736,526	$ 760,606

The accompanying notes are an integral part of these consolidated financial statements.

RAMPART DETECTION SYSTEMS LTD.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Year Ended	Inception (January 9, 2009) to
	July 31, 2011	July 31, 2010	July 31, 2011

REVENUES
Sub-license fees – related party (Note 7)	$ -	$ -	$ 200,000

GENERAL AND ADMINISTRATIVE EXPENSES
Advertising and promotion	65,454	58,612	125,945
Advisory and directors fees (Notes 8 (b) and (c))	479,959	176,778	694,631
Consulting Fees (Notes 8 (b) and (c))	72,449	14,000	86,449
Depreciation	24,003	1,489	25,492
Development costs (Notes 3 and 4)	531,566	580,452	1,304,547
Foreign exchange (gains) losses	(38,603)	3,535	(46,716)
Office and miscellaneous	163,324	13,570	177,420
Professional fees	152,100	52,454	227,623
Travel	111,147	48,954	160,225

	1,561,399	949,844	2,755,616

NET LOSS FROM OPERATIONS	(1,561,399)	(949,844)	(2,555,616)

OTHER ITEMS
Interest & other income	2,517	244	2,761
Finance costs (Note 6)	(301,638)	(29,071)	(330,709)
Equity in loss of Rampart Defense Ltd.	-	(201)	(201)

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,860,520)	(978,872)	(2,883,765)
PROVISION FOR INCOME TAXES	11,100	(11,100)	-

NET LOSS	(1,849,420)	(989,972)	(2,883,765)
LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	19,497	68,799	93,304

NET LOSS ATTRIBUTABLE TO PARENT COMPANY	$ (1,829,923)	$ (921,173)	$ (2,790,461)

BASIC & DILUTED LOSS PER COMMON SHARE:	$ (0.04)	$ (0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC & DILUTED	41,942,457	35,178,753

The accompanying notes are an integral part of these consolidated financial statements.

RAMPART DETECTION SYSTEMS LTD.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

FOR THE PERIOD FROM JANUARY 9, 2009 (INCEPTION) TO JULY 31, 2011

	Common shares		Preferred Shares	Additional Paid in	Deficit accumulated during development	Total Attributable to Parent	Total Attributable to Non-controlling	Total Stockholders’ Equity
	Number	Amount	Amount	Capital	stage	Company	Interests	(Deficiency)

Issued for cash at $0.0000005 per share – April 9, 2009	2,000,000	$ 1	$ -	$ -	$ -	$ 1	$ -	$ 1

Issued for cash at $0.00000005 per share – April 10, 2009	18,000,000	1	-	-	-	1	-	1

Issued for buy down of royalty obligation at $0.0000005 per share – April 30, 2009	13,340,000	7	-	-	-	7	-	7

Proceeds on subsidiary share issuances	-	-	-	-	-	-	440	440

Net loss for the period	-	-	-	-	(39,365)	(39,365)	(5,008)	(44,373)

Balance July 31, 2009	33,340,000	9	-	-	(39,365)	(39,356)	(4,568)	(43,924)

RRI share issuances August 1, 2009 to April 21, 2010 (Note 3(a))
- for cash	-	-	-	-	-	-	1,433	1,433
- for services	-	-	-	-	-	-	14,000	14,000
- on conversion of debt	-	-	-	-	-	-	25,000	25,000
- on acquisition of equity in RDL (Note 3(b))	-	-	-	-	-	-	-	-

Issued on acquisition of non-controlling interest in RRI (Note 3 (c))	6,645,000	-	-	-	-	-	(9,445)	(9,445)

Preferred shares issued by RRI (Note 3(d))	-	-	273,600	-	-	273,600	-	273,600

Liability component of preferred shares (Note 3(d))	-	-	(273,600)	-	-	(273,600)	-	(273,600)

The accompanying notes are an integral part of these consolidated financial statements.

RAMPART DETECTION SYSTEMS LTD.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

FOR THE PERIOD FROM JANUARY 9, 2009 (INCEPTION) TO JULY 31, 2011

	Common shares		Preferred Shares	Additional Paid in	Deficit accumulated during development	Total Attributable to Parent	Total Attributable to Non-controlling	Total Stockholders’ Equity
	Number	Amount	Amount	Capital	stage	Company	Interests	(Deficiency)

Non-controlling interests resulting from acquisition of RDSL (Note 3(d))	-	$ -	$ -	$ -	$ -	$ -	$ (1,590)	$ (1,590)

Equity component of convertible notes (Note 6)	-	-	-	345,100	-	345,100	-	345,100

Proceeds on subsidiary share issuances	-	-	-	-	-	-	900	900

Net loss for the year	-	-	-	-	(921,173)	(921,173)	(68,799)	(989,972)

Balance July 31, 2010	39,985,000	9	-	345,100	(960,538)	(615,429)	(43,069)	(658,498)

Preferred shares issued by RIL (Note 8 (d))	-	-	96,323	-	-	96,323	-	96,323

Equity component of convertible notes (Note 6)	-	-	-	241,608	-	241,608	-	241,608

Issued on conversion of debt (Note 6) – April 30, 2011	7,765,997	2,056,749	-	-	-	2,056,749	-	2,056,749

Equity component of convertible notes (Note 6)	-	-	-	23,396	-	23,396	-	23,396

Stock-based compensation (Note 8 (c))	-	-	-	133,097	-	133,097	-	133,097

Net loss for the year	-	-	-	-	(1,829,923)	(1,829,923)	(19,497)	(1,849,420)

Balance July 31, 2011	47,750,997	$ 2,056,758	$ 96,323	$ 743,201	$ (2,790,461)	$ 105,821	$ (62,566)	$ 43,255

The accompanying notes are an integral part of these consolidated financial statements.

RAMPART DETECTION SYSTEMS LTD.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Inception (January 9, 2009) to
	July 31, 2010	July 31, 2010	July 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to parent company	$ (1,829,923)	$ (921,173)	$ (2,790,461)
Adjustments to reconcile net loss to net cash used in operating activities:
- Non-controlling interests	(19,497)	(68,799)	(93,304)
- Deferred income tax provision	(11,100)	11,100	-
- Equity in loss of Rampart Defense Ltd.	-	201	201
- Accrued interest income	225	(225)	-
- Depreciation	24,003	1,489	25,492
- Non-cash consulting fees (Note 3(a))	-	14,000	14,000
- Non-cash finance costs (Note 6)	187,247	14,372	201,619
- Non-cash development costs (Note 3)	-	270,749	270,756
- Stock-based compensation (Note 8 (b) and (c))	133,097	-	133,097
CHANGES IN OPERATING ASSETS AND LIABILITIES
- Note receivable	25,000	(25,000)	-
- Prepaid expenses and other	(119,934)	(23,378)	(150,325)
- Accounts payable and accrued liabilities	42,680	42,813	92,576
- Accrued interest payable	114,391	14,699	129,090

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(1,453,811)	(669,152)	(2,167,259)

CASH FLOWS FROM INVESTING ACTIVITIES
- Purchase of property, plant & equipment	(105,462)	(15,322)	(120,784)
- Acquisitions of subsidiaries, net of cash acquired (Note 3)	-	(5,972)	(5,972)

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(105,462)	(21,294)	(126,756)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on sale of common stock – parent company	-	-	2
Proceeds on sale of common stock – subsidiaries	-	2,333	2,773
Convertible note proceeds, net of commissions	1,215,251	1,313,600	2,528,851
Advances from related parties	143,774	57,213	253,298

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,359,025	1,373,146	2,784,924

INCREASE (DECREASE) IN CASH	(200,248)	682,700	490,909

CASH, BEGINNING OF PERIOD	691,157	8,457	-

CASH, END OF PERIOD	$ 490,909	$ 691,157	$ 490,909

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid	$ -	$ -	$ -

Income taxes paid	$ -	$ -	$ -

NON-CASH INVESTING AND FINANCING ACTIVITIES (NOTE 10)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Rampart Detection Systems Ltd. (the “Company”  or “RDSL”) was incorporated January 9, 2009 in the province of British Columbia, Canada, is a development stage company and is devoting substantially all of its present efforts to establishing a new business. That business has primarily been focused on detection system technology.  The Company conducts a portion of its operations through certain subsidiaries all engaged in the same business in defined geographical market areas.

Going concern

The Company commenced operations on January 9, 2009 and as of July 31, 2011 has an accumulated deficit of $2,790,461.  The ability of the Company to continue as a going concern is dependent on raising capital to fund ongoing operations and carry out its business plan and ultimately to attain profitable operations.  Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. To date the Company has funded its initial operations primarily by way of convertible note financing and advances from related parties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of Consolidation

The accompanying consolidated financial statements include the Company and its subsidiaries. All inter-company balances and transactions have been eliminated in consolidation and net earnings are reduced by the portion of the net earnings of subsidiaries applicable to non-controlling interests.  The Company’s subsidiaries are as follows.  Unless otherwise noted in Note 3, the Company commenced consolidation of the results of operations of the subsidiaries on their date of incorporation.

	Jurisdiction of Incorporation	Date of Incorporation	Ownership Interest

Rampart Reconnaissance, Inc. (“RRI”)	Nevada	January 14, 2009	100%
Rampart Defense Ltd. (“RDL”)	Nevada	March 15, 2005	81% by RRI
Rampart Industries Limited (“RIL”)	United Kingdom	June 3, 2009	78%
Rampart Environmental Solutions Inc. (“RES”)	Nevada	June 3, 2010	69%
Rampart Defence Ltd. (“RDL-BC”)	British Columbia	June 17, 2009	70%

(b)

Use of Estimates and Assumptions

Preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The significant areas requiring management’s estimates and assumptions relate to determining the fair value of non cash stock-based issuances and the useful lives of long-lived assets.

(c)

Development Stage Company

The Company is a development stage company as defined by SFAS 7, Accounting and Reporting by Development Stage Enterprises (codified in ASC 915, Development Stage Entities). The Company is devoting substantially all of its present efforts to establishing a new business. All losses accumulated since inception have been considered as part of the Company’s development stage activities.

(d)

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

(e)

Accounts Receivable

Trade and other accounts receivable are carried at face value less any provisions for uncollectible accounts considered necessary. Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.

(f)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Computer software and equipment and office equipment are depreciated over 24 to 36 months. Leasehold improvements on the Company’s rented office space are depreciated over the term of the lease plus one renewal.

(g)

Revenue Recognition

The Company’s revenue to date consists of amounts earned in connection with a product development agreement between RRI and RDL whereby RRI was required to conduct further development on the technology previously licensed to RDL. Amounts were recognized on completion of the services as agreed to by the parties.

(h)

Intangible Assets

The Company has adopted the provision of SFAS 142, Goodwill and Intangible Assets, (codified in ASC 350, Intangibles – Goodwill and Other) which revises the accounting for purchased goodwill and intangible assets. Under ASC 350, goodwill and intangible assets with indefinite lives are no longer amortized and are tested for impairment annually. The determination of any impairment would include a comparison of estimated future operating cash flows anticipated during the remaining life with the net carrying value of the asset as well as a comparison of the fair value to book value of the Company.

(i)

Financial Instruments and Concentration of Risk

The fair values of financial instruments, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying values due to the immediate or relatively short maturity of these instruments. Management does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments.

(j)

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS 128, Earnings per Share (codified in ASC 260, Earnings Per Share), which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) before and after discontinued operations, by the weighted average number of common shares outstanding (denominator) during the period, including contingently issuable shares where the contingency has been resolved. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if- converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

(k)

Foreign Currency Translation

The Company’s functional currency and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS 52, Foreign Currency Translation (codified in ASC 830, Foreign Currency Matters), using the exchange rate prevailing at the balance sheet date. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)

Product Development Costs

Product development costs are expensed in the period they are incurred in accordance with ASC 730, Research and Development unless they meet specific criteria related to technical, market and financial feasibility, as determined by management, including but not limited to the establishment of a clearly defined future market for the product, and the availability of adequate resources to complete the project. If all criteria are met, the costs are deferred and amortized over the expected useful life, or written off if a product is abandoned. At July 31, 2011 and 2010, the Company had no deferred product development costs.

(m)

Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS 109, Accounting for Income Taxes, (codified in ASC 740, Income Taxes) as of its inception. Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

The Company complies with the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), (codified in ASC 740-10-25, Income Taxes). FIN 48 prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a “more likely than not” threshold.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

The Company does not have any unrecognized tax benefits as of July 31, 2011 or 2010 that, if recognized, would affect the Company’s effective income tax rate.  The Company’s policy is to recognize interest and penalties related to income tax issues as components of income tax expense. The Company did not recognize or have any accrual for interest and penalties relating to income taxes as of July 31, 2011 or 2010.

(n)

Comprehensive Loss

SFAS 130, Reporting Comprehensive Income, (codified in ASC 220, Comprehensive Income) establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at July 31, 2011 and 2010 the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

(o)

Stock-Based Compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from parties other than employees in accordance with SFAS 123 and the conclusions reached by the Emerging Issues Task Force (“EITF”) in Issue No. 96-18, (codified in ASC 505, Equity). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services.

(p)

Recent Accounting Pronouncements

In July 2009, the FASB issued SFAS 168, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 codified all previously issued accounting pronouncements, eliminating the prior hierarchy of accounting literature, in a single source for authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168, now ASC Topic 105-10 Generally Accepted Accounting Principles, is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

The Company has adopted the provisions of ASC 810 (formerly SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). The revised guidance establishes new accounting, reporting and disclosure standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, FASB ASC Topic 810 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section, but separate from the company’s equity. It also requires that the net income to be reported include the amounts attributable to both the parent and the non-controlling net income to be reported include the amounts attributable to both the parent and the non-controlling interest.

New authoritative accounting guidance under FASB ASC Topic 855, “Subsequent Events”, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. FASB ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under FASB ASC Topic 855 became effective for the Company’s consolidated financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Company’s consolidated financial statements.

NOTE 3 – ACQUISITIONS AND SUBSIDIARIES

During fiscal 2010 the Company, Rampart Reconnaissance, Inc. (“RRI”) and Rampart Defense Ltd. (“RDL”) undertook a series of common share issuances and other acquisition transactions as outlined below.  These activities were part of an overall corporate reorganization.  At the time of the transactions, it was determined that neither RRI nor RDL constituted a business such that business combination purchase accounting is not appropriate.  Accordingly, the acquisition transactions have generally been accounted for as reorganization transactions whereby the value of the non-monetary consideration assigned to the common stock issuance has been the carrying value of the underlying net assets acquired.

As further outlined below, in certain instances the acquired assets had a negative carrying value which would have otherwise resulted in a negative value being assigned to the common stock consideration.  In these situations, the common stock consideration was assigned a $NIL carrying value which resulted in the initial recognition of an intangible asset on acquisition.  Given the development stage of all of the entities and technologies involved, these initially recognized intangibles do not meet the criteria for ongoing capitalization and were immediately impaired and recorded as development costs during the period.

(a)

  RRI issuance of common shares to non-controlling interests

Effective January 31, 2009, the Company acquired 24,390,000 of the original 28,500,000 founding common shares of RRI, representing an 85.6% interest, at a price of $0.0001 per share for total consideration of $2,439.  Between September 3, 2009 and November 4, 2009, RRI issued a total of 5,013,333 common shares in connection with the following transactions:

a.

2,330,000 common shares at $0.0001 per share for cash proceeds of $233

b.

1,200,000 common shares at $0.001 per share for cash proceeds of $1,200

c.

1,400,000 common shares at $0.01 per share for services with an estimated fair value of $14,000

d.

83,333 common shares at $0.25 per share on conversion of $25,000 in RRI convertible debt

NOTE 3 – ACQUISITIONS AND SUBSIDIARIES (continued)

The result of these transactions was an increase in net equity of RRI and a dilution in RDSL’s holdings in RRI from 85.6% to 72.8%. The increase in the net equity of RRI conferred a benefit on RDSL of $34,602 which would normally have been recorded as an increase in additional paid in capital of RDSL.  As this dilution was a component of the overall group reorganization, this amount was included in operations in the period and offset against the development cost charges resulting from the other reorganization transactions.

(a)

RRI acquisition of equity interest in RDL April 2010

Effective April 20, 2010, RRI entered into an agreement to acquire, by way of a share exchange, 12,500,000 outstanding common shares of RDL from a shareholder of RDL who is also a director of RRI.  Notwithstanding the relationship between RRI and the shareholder of RDL, prior to this transaction, RRI and RDL were not under common control.  The RDL common shares represent approximately 38.7% of the outstanding common shares of RDL.  As consideration, RRI issued a total of 4,166,666 common shares on a 1 for 3 basis in exchange for the RDL common shares.

The carrying values of the proportionate net assets acquired and resulting values assigned to intangible assets and the non-monetary common share consideration are as follows:

Cash in bank (overdraft)	$ (2)
Accounts payable and accruals	(2,158)
Due to related party	(494)
Due to related company	(387)

Net assets (liabilities) acquired	(3,041)
Intangible assets recognized	3,041

Net assets recorded on acquisition equal to Value assigned to consideration	$ -

Consideration: 4,166,666 RRI common shares at assigned value	$ -

The results of operations of RRI, which are included in those of the Company, include those of RDL on an equity basis for the period from April 20, 2010 to July 15, 2010 (see Note 3 (d) below).

(b)

RDSL acquisition of 100% of the non-controlling interests in RRI in April 2010

Effective April 21, 2010, the Company acquired all of the then non-controlling interests in RRI by way of a share exchange whereby the former RRI shareholders received 1 common share of the Company in exchange for every 2 common shares of RRI.  The Company issued a total of 6,645,000 common shares in exchange for the 13,290,000 outstanding common shares of RRI.  Accordingly, as of April 21, 2010 the Company owns 100% of the issued and outstanding common shares of RRI.

NOTE 3 – ACQUISITIONS AND SUBSIDIARIES (continued)

The carrying values of the net assets acquired and resulting values assigned to intangible assets and the non-monetary common share consideration are as follows:

Cash in bank	$ 91
Accounts payable and accruals	(916)
Due to related party	(17,535)
Due to related company	(6,797)

Net assets (liabilities) acquired	(25,157)
Intangible assets recognized	25,157

Net assets recorded on acquisition equal to Value assigned to consideration	$ -

Consideration: 6,645,000 RDSL common shares at assigned value	$ -

For all periods presented, the results of operations and cash flows of the Company included those of RRI.  For all periods presented through April 20, 2010, the results of operations of the Company include a proportionate share allocation to the non-controlling interests in RRI.

(c)

RRI acquisition of controlling interest in RDL July 2010

Effective July 15, 2010, RRI entered into an agreement to acquire, by way of a share exchange, 13,700,000 additional outstanding common shares of RDL from an arm’s length shareholder of RDL.  The RDL common shares represent approximately 42.3% of the outstanding common shares of RDL bringing RRI’s holdings in RDL to approximately 81.0% of the outstanding RDL common shares.  As consideration, RRI issued a total of 500,000 shares of redeemable Series A Convertible Preferred Stock (the “Preferred Shares”) with an estimated fair value of $273,600.

The RRI Preferred Shares are redeemable for cash, along with any unpaid dividends and interest, at a rate of $1.00 per Preferred Share, on the fifth anniversary of issuance.  The Preferred Shares are entitled to dividends at a rate of 7% per annum payable in cash or additional Preferred Shares.  Any balance of unpaid dividends originally payable in cash bear interest at a rate of 15% per annum also payable in cash or additional Preferred Shares.  In addition to being redeemable on the fifth anniversary, the preferred shares are convertible into common shares of RRI at the option of the holder provided RRI has a publicly traded class of common stock.  The conversion price is the greater of the 60-day volume weighted average price of RRI’s common stock, as determined for the first 60 days post initiation of trading, and $0.50 per common share.  Based on an assessment of the likelihood of RRI having a publicly traded class of common stock prior to the fifth anniversary date, it has been determined that the most probable outcome is a redemption of the Preferred Shares for cash on the redemption date.  Accordingly, the Company has determined that these Preferred Shares are a liability and accordingly 100% of the fair value has been classified as a preferred share liability.  The issue date fair value of this preferred share liability was estimated to be $273,600 based on a fair value analysis of comparable debt having an estimated fair value interest rate of 20%.  Over the period from the issue date to the fifth anniversary of the issue date, the carrying value of the preferred share liability will be accreted, by way of charges to interest expense, to the estimated future carrying value of the redeemable face amount of the Preferred Shares plus accrued and unpaid dividends and interest.

During 2011 the Company recorded accretion of $61,995 resulting in a preferred share liability carrying value of $335,595 at July 31, 2011 (2010 - $273,600).

NOTE 3 – ACQUISITIONS AND SUBSIDIARIES (continued)

The carrying values of the net assets acquired and the resulting value assigned to intangible assets are as follows:

Cash in bank	$ 5
Accounts payable and accruals	(1,096)
Due to related party	(1,317)
Due to related company	(5,977)
Non-controlling interests	1,590

Net assets (liabilities) acquired	(6,795)
Add: negative carrying value of existing interest in RDL	3,242
Intangible assets recognized	277,153

Net assets recorded on acquisition equal to Fair value of consideration	$ 273,600

Consideration: 500,000 shares of RRI Series A Convertible Preferred Stock	$ 273,600

The results of operations of RRI, which are included in those of the Company, include those of RDL on a consolidated basis for the period from July 15, 2010 to July 31, 2010 and thereafter.

NOTE 4 – PROJECT DEVELOPMENT

(a)

RDSL Detection Technology License

Effective January 15, 2009 RDSL entered into an exclusive global license with Querent Technologies Inc. (“Querent”), a Canadian company, for the right to develop and commercialize certain detection technology.

The material terms of the Querent license arrangement are as follows:

(i)

RDSL may develop the technology itself or sub-license it to other parties.

(ii)

RDSL must pay a quarterly royalty equal to 40% of its net income before taxes (see (c) below regarding a subsequent reduction in the royalty rate to 5%).

(iii)

The Querent license runs for a term of 15 years.

RDSL has engaged the former sole shareholder of Querent to perform research and development activities on its behalf, located on the Company’s leased premises.

Effective April 30, 2009 the Company issued a total of 13,340,000 common shares at an estimated fair value of $7 as consideration for the buy down of the royalty owed to the licensor under the original technology license between the Company and licensor.  As a result, the royalty required under the original license was reduced from 40% to 5%.  The fair value for the buy down was recorded as a development cost during 2009.

NOTE 4 – PROJECT DEVELOPMENT (continued)

(b)

RDL sub-license

Effective April 8, 2009 RRI entered into an exclusive sub-license agreement with RDL.  The terms of the sub-license allow RDL to develop and exploit certain detection system technology which has been licensed to RRI by the Company which the Company in turn, had licensed from a third party.  In connection with the RDL sub-license, RDL was required to pay RRI $200,000 which was used during 2009 to fund research, development and marketing costs.  The material terms of the RDL sub-license agreement are as follows:

(i)

RDL may only develop and exploit the technology for military use on an exclusive basis within the United States, and on a non-exclusive basis for areas in which the United States conducts military operations.

 (ii)

A 7% royalty on net revenues (as defined in the sub-license agreement) is due and payable to RRI on a calendar quarterly basis.

(iii)

The sub-license agreement runs for a term of 15 years.

(iv)

The sub-license agreement may only be terminated by breach or default of a representation contained within the agreement or on the bankruptcy of RRI.

NOTE 5 –NOTE RECEIVABLE

On June 21, 2010 RES, a subsidiary of the Company, advanced $25,000 to Net Green News LLC (“NGN”), an arm’s length transaction.  The advance was secured by a promissory note containing the following terms:

(i)

Due on the earlier to occur of (a) the completion of a round of equity financing by NGN with aggregate gross proceeds of $300,000, or (b) September 19, 2010.

(ii)

Interest to accrue at 8% compounded annually.

As of July 31, 2010, $225 of accrued interest had been recorded in connection with this note receivable.  On September 19, 2010, the term of the note was extended for an additional 45 days.  On November 9, 2010 the $25,000 principal amount of the loan was repaid by NGN and the accrued interest of $729 was forgiven by the Company.

NOTE 6 – CONVERTIBLE NOTES

Between February 16, 2010 and July 31, 2010, the Company issued convertible notes (the “notes”) in the aggregate amount of $1,398,600 maturing between February 13, 2013 and May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at rates ranging from $0.20 per share to $0.40 per share.  In connection with the note financing, the Company paid a total of $110,000 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at prices ranging from $0.50 per share to $0.75 per share for periods ending between September 10, 2012 and May 31, 2013.  A total of 962,500 warrants were issued at various ratios to the original notes.

Between August 9, 2010 and April 25, 2011, the Company issued convertible notes (the “notes”) in the aggregate amount of $1,298,331 maturing on May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at a rate of $0.40 per share.  In connection with the note financing, the Company paid a total of $209,665 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at a price of $0.75 per share for the period ended and May 31, 2013.  A total of 696,823 warrants were issued at various ratios to the original notes.

Effective April 30, 2011, the Company issued a total of 7,765,997 restricted shares of common stock on conversion of 100% of the then balance outstanding of convertible debt and interest accrued thereon with carrying values of $1,928,740 and $128,009 respectively (see table below).

Between May 31, 2011 and July 16, 2011, the Company issued convertible notes (the “notes”) in the aggregate amount of $145,000 maturing on May 31, 2013 all of which bear interest at a rate of 8% per annum.  At any time prior to maturity, the notes and any accrued and unpaid interest thereon may, at the option of the Company, be converted into shares of the Company’s common stock at a rate of $0.40 per share.  In connection with the note financing, the Company paid a total of $18,415 in commissions.  In addition, at issuance each note holder received warrants entitling them to acquire shares of the Company’s common stock at a price of $0.75 per share for the period ended and May 31, 2013.  A total of 54,375 warrants were issued at various ratios to the original notes.

Management determined that the notes did not contain embedded beneficial conversion features and accordingly, the note proceeds were allocated solely between the notes (the debt component) and the warrants (the equity component).  Given the relatively short history of the Company and the lack of any market for trading in the Company’s common stock, it was determined that there was no reliable basis for estimating the stand alone fair value of the warrants.  Accordingly, the fair value of the debt component was estimated and the residual was allocated to the warrants.  The estimated fair value of the debt component was determined based on analysis of comparable debt having an estimated fair value interest rate of 20%.

The amount allocated to the warrants was recorded as a charge to additional paid-in capital. The resulting debt discount and portion of commissions allocated to the notes are being accreted over the term of the note using the effective interest amortization method.

The issue date allocation of the net proceeds and subsequent carrying values are as follows:

	Carrying Value of Notes	Allocated to Warrants	Accrued Interest	Total

Convertible note proceeds	$ 1,024,200	$ 374,400	$ -	$ 1,398,600
Less: commissions	(80,700)	(29,300)	-	(110,000)
Accrued interest / accretion	14,372	-	14,699	29,071

Balance, July 31, 2010	957,872	345,100	14,699	1,317,671
Convertible note proceeds	1,008,600	289,731	-	1,298,331
Less: commissions	(161,542)	(48,123)	-	(209,665)
Accrued interest / accretion	123,810	-	113,310	237,120

Balance, April 30, 2011	1,928,740	586,708	128,009	2,643,457
Converted to common shares	(1,928,740)	-	(128,009)	(2,056,749)

	-	586,708	-	586,708
Convertible note proceeds	118,200	26,800	-	145,000
Less: commissions	(15,011)	(3,404)	-	(18,415)
Accrued interest / accretion	1,442	-	1,081	2,523

Balance, July 31, 2011	$ 104,631	$ 610,104	$ 1,081	$ 715,816

NOTE 7 – RELATED PARTY TRANSACTIONS

During the periods ended July 31, 2011 and 2010, the Company had transactions with related parties as follows:

	2011	2010

Balance, beginning of the period	$ (110,841)	$ (52,311)
Cash (advances) repayments, net	229,262	373,840
Accrued advisory and directors fees	(249,278)	(176,347)
Accrued funding bonus	(87,748)	-
Expenses incurred on behalf of Company	(19,085)	(249,954)
RIL preferred share settlement (Note 8 (d))	96,323	-
Other	(16,925)	(6,069)

Balance, end of the period	$ (158,292)	$ (110,841)

Balance made up as follows:
Due to the Company’s President / Director	$ (148,103)	$ (46,099)
Due to a Director	(10,189)	(64,742)

	$ (158,292)	$ (110,841)

The Company carried out these transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are unsecured, non-interest bearing and without specific terms of repayment.

In connection with the RDL sub-license as described in Note 4 b), RDL was required to pay RRI $200,000 which was used during 2009 to fund research, development and marketing costs.  Prior to the RRI acquisition of an equity interest in RDL during April 2010 as described in Note 3 b), RRI and RDL were related by virtue of a significant shareholder of RDL being a director of RRI.

Effective May 1, 2009 the Company entered into an Advisory Agreement with the Company’s president. The term of the agreement is 24 months at a rate of $10,000 per month.  If during the term of the agreement the Company completes a private placement of at least $1,000,000, the amount of the monthly fee will increase to $15,000 per month or such other amount upon which the parties agree.

During February 2011, the Company entered into advisory and strategic planning agreements with the former and current presidents of the Company for base monthly fees of $15,000 and $6,000 respectively, which may increase to $20,000 and $8,000 respectively provided certain financial targets and public listing requirements are met. In addition, the Company agreed to pay a funding bonus to the former president equal to 4% of the first $1,000,000 (net of expenses) funds raised by the Company (whether by way of debt or equity and calculated from inception of the Company) through his involvement, decreasing to 3% of net funds raised over $1,000,000.  The funding bonus becomes effective once $1,500,000 net funds have been received by the Company.  To July 31, 2011, $87,748 in fees have been earned but not paid under this arrangement.

NOTE 8 – STOCKHOLDERS’ EQUITY

The Company has authorized capital consisting of an unlimited number of common shares with no par value.

Effective April 1, 2010 the Company completed a forward stock split of the common stock of the Company on a 20,000 new shares for 1 old share basis.  All references in these financial statements to number of common shares, price per share and weighted average number of common shares outstanding prior to the 20,000:1 forward split have been adjusted to reflect this stock split on a retroactive basis, unless otherwise noted.

(a)

Common stock issuances

Effective April 30, 2011, the Company issued a total of 7,765,997 restricted shares of common stock on conversion of convertible debt and interest accrued thereon with carrying values of $1,928,740 and $128,009 respectively (face amounts of $2,696,931 and $128,009 respectively) (refer to Note 6).

On April 21, 2010 the Company issued 6,645,000 shares of common stock on acquisition of 100% of the non-controlling interests in RRI (Note 3(c)).

On April 30, 2009 the Company issued 13,340,000 shares of common stock at an estimated fair value of $7 ($0.0000005 per share) in connection with the technology license royalty buy down (Note 4(a)).

On April 10, 2009 the Company issued 18,000,000 shares of common stock at $0.00000005 per share for total proceeds of $1.

On April 9, 2009 the Company issued 2,000,000 shares of common stock at $0.0000005 per share for total proceeds of $1.

(b)

Warrants

During 2011 the Company issued warrants as follows:

In connection with the convertible notes as described in Note 6, the Company issued a total of 751,198 warrants entitling each holder to acquire shares of the Company’s common stock at a price of $0.75 per share for the period ended May 31, 2013.

Effective July 31, 2011 the Company issued 30,000 warrants to a consultant for general corporate finance services provided.  The warrants entitle the holder to acquire shares of the Company’s common stock at a price of $0.75 per share for the period ended November 30, 2012.  The estimated fair value of these warrants totaling $1,500 has been expensed and included in consulting fees during fiscal 2011.

In addition, during 2011 a further 185,000 warrants were earned and are outstanding as of July 31, 2011 in connection with agreements as described in more detail in Note 9.  The estimated fair value of these warrants totaling $9,600 was expensed during fiscal 2011, of which $6,900 has been included in advisory and directors’ fees and $2,700 has been included in consulting fees.

Unless otherwise noted, the Company recorded the warrants and the related services provided at the estimated fair value of the warrants, being the more readily determinable amount.  The estimated fair value of these warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 0.87 years, expected dividend yield of 0%, risk-free interest rate of 1.0% and expected volatility of 73.7%.

During 2010 the Company issued warrants as follows:

In connection with the convertible notes as described in Note 6, the Company issued a total of 962,500 warrants entitling each holder to acquire shares of the Company’s common stock at prices ranging from $0.50 per share to $0.75 per share for periods ending between September 10, 2012 and May 31, 2013.

NOTE 8 – STOCKHOLDERS’ EQUITY (continued)

A summary of the Company’s common stock purchase warrants as of July 31, 2011 and changes during the year then ended is presented below:

	Number of Warrants	Weighted average exercise Price per share	Weighted average remaining Contractual life (in years)

Outstanding at July 31, 2009	-	$ -	-
Issued during the year	962,500	0.61
Exercised during the year	-	-

Outstanding at July 31, 2010	962,500	0.61	2.48
Issued during the year	966,198	0.68
Exercised during the year	-	-

Outstanding at July 31, 2011	1,928,698	$ 0.65	1.44

The following table provides additional information with respect to the above share purchase warrants that are outstanding and exercisable at July 31, 2011:

Exercise Price	Number of Warrants Outstanding and Exercisable	Weighted average remaining Contractual life (in years)

$ 0.50	550,000	1.48
$ 0.40	185,000	1.65
$ 0.75	1,193,698	1.38

	1,928,698

As at July 31, 2011, the aggregate intrinsic value of all outstanding shares purchase warrants was $Nil (2010 - $Nil).

(c)

Stock options

Effective February 10, 2011, the Company’s board of directors authorized the granting of up to 1,310,000 options to acquire shares of the Company’s common stock under terms and conditions to be determined by the board of directors.

Effective February 10, 2011, the Company granted 1,000,000 options to acquire shares of the Company’s common stock to certain directors of the Company at $0.40 per share for a period of four years vesting one year from the date of grant.

Effective February 10, 2011, the Company granted 240,000 options to acquire shares of the Company’s common stock to certain consultants of the Company at $0.40 per share for a period of four years vesting one year from the date of grant.

The Company estimated the fair value of the options of $260,400 using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 2.50 years, expected dividend yield of 0%, risk-free interest rate of 1.5% and expected volatility of 141.4%.  The fair value will be expensed over the vesting term of the underlying options of which $121,997 has been expensed during fiscal 2011 with $98,384 being included in advisory and directors’ fees and $23,613 being included in consulting fees..

NOTE 8 – STOCKHOLDERS’ EQUITY (continued)

A summary of the Company’s common stock options as of July 31, 2011 and changes during the year then ended is presented below:

	Number of Options	Weighted average exercise Price per share	Weighted average remaining Contractual life (in years)

Outstanding at July 31, 2009	-	$ -	-
Granted during the year	-	-
Exercised during the year	-	-

Outstanding at July 31, 2010	-	-	-
Granted during the year	1,240,000	0.40
Exercised during the year	-	-

Outstanding at July 31, 2011	1,240,000	$ 0.40	3.53

The following table provides additional information with respect to the above stock options that are outstanding and exercisable at July 31, 2011:

Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted average remaining Contractual life (in years)

$ 0.40	1,240,000	-	3.53

(d)

Subsidiary preferred shares

Effective January 28, 2011, RIL issued a total of its 141,148 3½% Preferred Shares at £1 per Preferred Share for total consideration of £141,148 which was paid by way of settlement of amounts previously owing to RIL from the Company of £80,657 ($128,435) and a director of RIL of £60,491 ($96,323).  This transaction had no impact on the relative holdings of the RIL common shares by either the Company or the non-controlling interests in RIL.  The Preferred Shares have non-cumulative rights to dividends at a rate of 3½% per annum to be declared at the discretion of RIL’s board of directors.  The Company has determined that these Preferred Shares have no liability component and accordingly they have been recorded entirely as equity.

NOTE 9 – COMMITMENTS

Effective May 1, 2009 the Company entered into an Advisory Agreement with the Company’s president. The term of the agreement is 24 months at a rate of $10,000 per month.  If during the term of the agreement the Company completes a private placement of at least $1,000,000, the amount of the monthly fee will increase to $15,000 per month or such other amount upon which the parties agree.

Effective June 25, 2010 the Company entered into a lease on premises for its offices.  The term of the lease is for 3 years commencing September 1, 2010 at a basic rent of $2,750 per month for the first year and $2,979 per month for years two and three.  In addition to the basic rent the Company is responsible for its proportionate share of operating costs originally estimated to be approximately $1,600 per month.  The Company paid a deposit of $15,146 to be applied against first, second and last month’s rent.

NOTE 9 – COMMITMENTS (continued)

During February 2011, the Company entered into advisory and strategic planning agreements with the former and current presidents of the Company for base monthly fees of $15,000 and $6,000 respectively, which may increase to $20,000 and $8,000 respectively provided certain financial targets and public listing requirements are met. In addition, the Company agreed to pay a funding bonus to the former president equal to 4% of the first $1,000,000 (net of expenses) funds raised by the Company (whether by way of debt or equity and calculated from inception of the Company) through his involvement, decreasing to 3% of net funds raised over $1,000,000.  The funding bonus becomes effective once $1,500,000 net funds have been received by the Company.  To July 31, 2011, $87,748 in fees have been earned but not paid under this arrangement.

Effective March 1, 2011 the Company entered into an agreement with a consultant for marketing and communication services to be provided for a period of 12 months.  The Company will pay the consultant $4,000 per month plus 10,000 warrants per month entitling the holder to acquire shares of the Company’s common stock at a price of $0.40 per share for the period ended March 1, 2013.  In addition, upon the completion of the term of service, the consultant is entitled to a performance bonus equal to 100,000 warrants entitling the holder to acquire shares of the Company’s common stock at a price of $0.40 per share for the period ended February 28, 2014. To July 31, 2011, 50,000 warrants have been earned in connection with this agreement.

Effective April 4, 2011, the Company entered into an agreement with a director of the Company for services, including those as president of the Company’s subsidiaries RRI and RDL, to be provided for a period of 24 months.  The Company will pay the director $8,000 per month (to be increased to $12,000 per month upon the Company becoming a public company) plus 25,000 warrants per month (to a maximum of 250,000 warrants) entitling the holder to acquire shares of the Company’s common stock at a price of $0.40 per share for the period ended April 4, 2013. To July 31, 2011, 75,000 warrants have been earned in connection with this agreement.

Effective March 31, 2011, the Company entered into an agreement with the President / CEO of the Company for services to be provided for a period of 24 months.  The Company will pay the director $6,000 per month (to be increased to $8,000 per month upon the Company becoming a public company) plus 15,000 warrants per month (to a maximum of 150,000 warrants) entitling the holder to acquire shares of the Company’s common stock at a price of $0.40 per share for the period ended March 31, 2013. To July 31, 2011, 60,000 warrants have been earned in connection with this agreement.

NOTE 10 – NON-CASH INVESTING AND FINANCING ACTIVITIES

Year ended July 31, 2011

As described further in Note 6, during 2011 the Company recorded discounts of $265,004 for the equity component of Convertible Note issuances and accretion of the discount on Convertible Notes totalling $125,252.

Effective January 28, 2011, Rampart Industries Limited issued 96,323 preferred shares in lieu of debt outstanding to one of the directors.

Effective April 30, 2011, the Company issued a total of 7,765,997 restricted shares of common stock on conversion of convertible debt and interest accrued thereon with carrying values of $1,928,740 and $128,009 respectively (face amounts of $2,696,931 and $128,009 respectively).  During 2011, the Company recorded $61,995 of accretion of the carrying value of the preferred share liability (refer to Note 3(d)).

Year ended July 31, 2010

As described further in Note 6, during 2010 the Company recorded a discount of $345,100 for the equity component of Convertible Note issuances and accretion of the discount on Convertible Notes totalling $14,372.

As described further in Note 3, during 2010 the Company and RRI issued shares of common and preferred stock for financing and investing activities as follows:

RRI

a.

1,400,000 common shares at $0.01 per share for services with an estimated fair value of $14,000

b.

83,333 common shares at $0.25 per share on conversion of $25,000 in RRI convertible debt

c.

4,166,666 common shares on acquisition of an equity interest in RDL for net liabilities of $1,590

d.

500,000 preferred shares valued at $273,600 on acquisition of a controlling interest in RDL

RDSL

•

13,340,000 shares of common stock at an estimated fair value of $7 ($0.0000005 per share) in connection with the technology license royalty buy down (Note 4(a)).

a.

6,645,000 common shares on acquisition of 100% of the non-controlling interests in RRI for net liabilities of $9,445

NOTE 11 – INCOME TAXES

Potential benefits of income tax losses and other tax assets are not recognized in the accounts until realization is more likely than not.  As of July 31, 2011, the Company has net operating losses carried forward totaling approximately $2,459,100 (2010 - $778,900) for tax purposes in various jurisdictions subject to expiration as described below.  Pursuant to ASC 740, Income Taxes, the Company is required to compute tax asset benefits for net operating losses carried forward and other items giving rise to deferred tax assets.  Future tax benefits which may arise as a result of these losses and other items have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these items.

The actual income tax provisions differ from the expected amounts calculated by applying the combined income tax statutory rates applicable in each jurisdiction to the Company’s loss before income taxes and non-controlling interest. The components of these differences are as follows:

	2011	2010

Corporate income tax rate	27.3%	29.1%

Expected income tax (recovery)	$ (508,800)	$ (265,100)
Foreign jurisdiction tax rates and tax rate changes	(4,000)	(24,300)
Non-controlling interest share of income (losses)	(5,300)	(23,400)
Non-deductible development costs	-	92,100
Non-deductible finance costs and other	(112,900)	95,900
Non-deductible stock-based compensation	36,400	-
Change in valuation allowance	583,500	135,900

Income tax provision (recovery) – deferred	$ (11,100)	$ 11,100

The Company’s tax-effected deferred income tax assets and liabilities are estimated as follows:

	2011	2010
Deferred tax assets
Non-capital loss carry forwards	$ 669,100	$ 230,400
Finance costs	68,300	23,300
Property, plant & equipment	6,900	400

Total deferred tax assets	744,300	254,100
Less: Valuation allowance	(732,200)	(148,700)

Net deferred tax assets	12,100	105,400

Deferred tax liabilities
Convertible debt	(12,100)	(116,500)

Net deferred tax liabilities recognized	$ -	$ (11,100)

The Company has approximately $2,459,100 in net operating losses carried forward for income tax purposes in various jurisdictions which will expire, if not utilized, as follows:

	Canada	United States	United Kingdom	Total

2029	18,700	$ 17,000	$ 9,800	$ 45,500
2030	321,500	314,800	129,400	765,700
2031	1,549,200	11,000	87,700	1,647,900

	$ 1,889,400	$ 342,800	$ 226,900	$ 2,459,100

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to July 31, 2011, the Company entered into the following transactions:

(a)

Received $945,000 in exchange for the issue of convertible notes having similar terms to those described in Note 6.  In particular, the notes bear interest at 8%, are convertible into common stock of the Company at $0.40 per share (including accrued interest) at the sole option of the Company, and have warrants attached (in aggregate) allowing for the issue of 473,125 shares at $0.75 per share, expiring on November 30, 2012 (138,125) and November 30, 2013 (305,000).

(b)

Subsequent to July 31, 2011 $1,090,000 of convertible debt has been converted to 2,783,941 common shares as at April 12, 2012.

(c)

On February 24, 2012, existing warrant holders were offered replacement warrants in exchange for the warrants initially issued to them.  In exchange for their warrants with an exercise price of US$0.75, warrant holders were offered warrants at an exercise price of US$0.70 exercisable on the same expiry date as originally issued and additional warrants exercisable for six common shares of the Company at an exercise price of US$0.10 at any time up to the close of business March 30, 2012.  As of May 7, 2012, subscription proceeds in the amount of $109,161.00 have been received and 6,549,690 common shares have been issued.

In Connection with the issuance of the consolidated financial statements for the year ended July 31, 2011, the Company has evaluated subsequent events through May 7, 2012.

19